UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2009

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

(Free translation of original in Spanish)

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2009

CONTENTS

Report of Independent Auditors

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Analysis of Results for the Second Quarter of 2009 and the Period ended June 30, 2009

Material Events

Ch$

-

Chilean pesos

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

ThUS$

-

Thousands of United States dollars

R$

-

Brazilian Reais

ThR$

-

Thousands of Brazilian Reais

AR$

-

Argentine pesos

ThAR$

-

Thousands of Argentine pesos

UF

-

Unidades de Fomento (Chilean government inflation-indexed monetary units)

(Translation of original in Spanish)

REPORT OF INDEPENDENT AUDITORS

Ernst & Young Ltda.

Id. N° 77.802.430-6

Santiago, July 30, 2009

To the Chairman of the Board, Directors and Shareholders

Embotelladora Andina S.A.

We have reviewed the accompanying Consolidated Balance Sheets of Embotelladora Andina S.A. and its subsidiaries as of June 30, 2009, and the related Consolidated Statements of Income and of Cash Flows for the six-month period then ended.  These interim financial statements, including the corresponding notes thereto, are the responsibility of the management of Embotelladora Andina S.A.  The Consolidated Financial Statements of Embotelladora Andina S.A. and its subsidiaries for the six-month period ended June 30, 2008 were reviewed by other auditors, who issued their report on the limited review of such without any observations on July 22, 2008.  The analysis of results and relevant facts attached are not part of these financial statements and, therefore this report is not related to them.

We conducted our review in accordance with auditing standards established in Chile for the review of interim financial information.  A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, the interim consolidated financial statements as of June 30, 2009 have not been audited and therefore, we cannot, nor do we express, such an opinion.

Based on our review, we are not aware of any significant adjustments that should be made to the consolidated interim financial statements for the period ended June 30, 2009, for them to be in conformity with accounting principles generally accepted in Chile.

Víctor Zamora Q.

Id No. 7.446.815-2

Consolidated Balance Sheets

(Figures in ThCh$ of June 30, 2009)

	For the period ended
ASSETS	June 30,
	2009	2008
CURRENT ASSETS	ThCh$	ThCh$
Cash	17,343,909	8,461,137
Time deposits	68,296,923	31,438,278
Marketable securities (net)	24,709,953	66,083,315
Trade accounts receivable (net)	27,302,968	29,203,721
Notes receivable (net)	6,957,744	8,049,462
Other receivables (net)	11,483,184	16,823,521
Notes and accounts receivable from related companies	639,066	903,981
Inventories (net)	25,030,413	27,647,423
Recoverable taxes	3,837,101	3,050,443
Prepaid expenses	3,378,874	3,229,323
Deferred income taxes	2,280,586	6,377,974
Other current assets	6,116,270	6,350,613
TOTAL CURRENT ASSETS	197,376,991	207,619,191

PROPERTY, PLANT & EQUIPMENT
Land	18,680,459	18,750,940
Buildings & improvements	112,477,030	108,744,291
Machinery and equipment	269,453,141	252,127,287
Other property, plant & equipment	264,693,892	250,227,479
Technical reappraisal of property, plant & equipment	2,350,481	2,347,017
Depreciation	(464,311,868)	(440,400,598)
TOTAL PROPERTY, PLANT & EQUIPMENT	203,343,135	191,796,416

OTHER ASSETS
Investments in related companies	29,461,159	26,712,597
Investments in other companies	129,584	154,110
Goodwill	51,485,943	58,943,407
Long-term receivables	3,469,081	26,281
Long-term notes and accounts receivable from related companies	38,079	47,267
Intangibles	644,932	1,544,563
Amortization	(174,858)	(162,677)
Others	23,774,329	26,684,697
TOTAL OTHER ASSETS	108,828,249	113,950,245
TOTAL ASSETS	509,548,375	513,365,852

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Figures in ThCh$ of June 30, 2009)

	For the period ended
	June 30,
LIABILITIES AND SHAREHOLDERS' EQUITY	2009	2008
	ThCh$	ThCh$
Short-term bank liabilities	2,829,090	7,517,529
Current portion of long-term bank liabilities	225,871	145,489
Current portion of bonds payable	4,968,938	432,150
Dividends payable	5,756,560	5,978,178
Accounts payable	44,310,831	45,280,885
Other creditors	3,980,607	6,214,814
Notes and accounts payable to related companies	12,634,556	7,252,864
Provisions	4,046,780	4,381,981
Withholdings	11,105,745	16,207,743
Income taxes payable	2,556,127	2,260,698
Unearned income	0	132
Other current liabilities	632,728	4,595,806
TOTAL CURRENT LIABILITIES	93,047,833	100,268,269

Long-term bank liabilities	301,616	793,604
Bonds payable	72,896,180	78,266,741
Other creditors	81,215	92,810
Long-term notes and accounts payable to related companies	2,783,731	3,296,267
Provisions	15,145,264	18,417,881
Deferred income taxes	13,333,162	18,139,949
Other long-term liabilities	11,392,577	13,855,813
TOTAL LONG-TERM LIABILITIES	115,933,745	132,863,065
Minority interest	10,564	9,114

Paid-in capital	236,327,716	223,523,918
Reserve capital revalued	(5,435,543)	7,152,765
Other reserves	(12,497,479)	(6,949,538)
Retained earnings	82,161,539	56,498,259
Accumulated earnings	53,122,037	22,643,668
Net income for the period	34,627,520	39,610,250
Interim dividends	(5,588,018)	(5,755,659)
TOTAL SHAREHOLDERS’ EQUITY	300,556,233	280,225,404
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	509,548,375	513,365,852

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(Figures in ThCh$ of June 30, 2009)

	For the period ended
	June 30,
	2009	2008
	ThCh$	ThCh$

Net sales	344,630,292	367,347,877
Cost of sales	(195,472,494)	(199,526,834)
Gross margin	149,157,798	167,821,043
Administrative and selling expenses	(95,319,300)	(108,005,644)
OPERATING INCOME	53,838,498	59,815,399

Financial income	4,201,947	7,667,078
Equity in earnings of equity investments	495,920	439,871
Other non-operating income	4,533,546	5,642,914
Equity in losses of equity investments	(99,006)	(95,538)
Amortization of goodwill	(3,191,409)	(3,250,289)
Financial expenses	(4,180,954)	(14,898,179)
Other non-operating expenses	(2,244,362)	(7,031,791)
Price level restatement	963,387	(869,237)
Foreign exchange gains	(7,432,260)	4,275,508
NON OPERATING INCOME AND EXPENSE	(6,953,191)	(8,119,663)

Income before income taxes and extraordinary items	46,885,307	51,695,736
Income tax expense	(12,256,936)	(12,084,994)
Income before minority interest	34,628,371	39,610,742
Minority interest	(851)	(492)
NET INCOME FOR THE PERIOD	34,627,520	39,610,250

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

(Figures in ThCh$ of June 30, 2009)

	For the period ended
	June 30,
	2009	2008
	ThCh$	ThCh$

Collection of trade receivables	505,494,594	546,000,788
Financial income received	13,191,147	25,926,347
Dividends received	1,497,000	1,811,770
Other income received	27,044	66,000
Payments to suppliers and personnel	(369,217,284)	(396,650,360)
Interest paid	(11,652,644)	(11,371,415)
Income taxes paid	(12,217,577)	(16,239,588)
VAT and other tax payments	(66,259,381)	(77,196,912)
NET CASH PROVIDED BY OPERATING ACTIVITIES	60,862,899	72,346,630

Borrowings	8,618,264	47,242,153
Dividend distribution	(49,273,370)	(61,037,212)
Loan payments	(10,346,707)	(44,566,286)
Bond payments	(2,531,444)	(6,749,780)
NET CASH USED IN FINANCING ACTIVITIES	(53,533,257)	(65,111,125)

Proceeds from sales of property, plant and equipment	778,264	317,935
Proceeds from sales of other investments	0	1,035,753
Additions to property, plant & equipment	(26,212,649)	(31,673,667)
Permanent investments	(913,164)	0
Investments in financial instruments	0	(16,758)
Other investment disbursements	0	(860,236)
NET CASH USED IN INVESTMENT ACTIVITIES	(26,347,549)	(31,196,973)

TOTAL NET CASH FOR THE PERIOD
Effect of inflation on cash and cash equivalents	4,685,199	992,256
Net (decrease) increase in cash and cash equivalents	(14,332,708)	(22,969,212)
Cash and cash equivalents at beginning of period	124,683,493	128,951,942
Cash and cash equivalents at end of period	110,350,785	105,982,730

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Reconciliation between Net Income and Net Cash Flows

Provided by Operating Activities

(Figures in ThCh$ of June 30, 2009)

	For the period ended
	June 30,
	2009	2008
	ThCh$	ThCh$

Net Income	34,627,520	39,610,250
Income on sale of assets:	(93,769)	(65,921)
(Gain) Loss on sale of property, plant and equipment	(98,645)	(58,528)
(Gain) Loss on sale of other assets	4,876	(7,393)

Adjustments to net income that do not represent movements of cash	22,909,448	21,409,225
Depreciation	15,985,837	17,159,091
Amortization of intangibles	80,927	34,345
Write-offs and provisions	763,306	511,471
Equity in earnings of equity investments	(495,920)	(439,871)
Equity in losses of equity investments	99,006	95,538
Amortization of goodwill	3,191,409	3,250,289
Price level restatement	(963,387)	869,237
Foreign exchange losses, net	7,432,260	(4,275,508)
Other credits to income that do not represent cash flows	(3,245,216)	(445,781)
Other charges to income that do not represent cash flows	61,226	4,650,414

Changes in operating assets	42,410,385	24,451,447
(Increase) decrease in trade accounts receivable	47,857,208	27,986,735
(Increase) decrease in inventories	4,307,826	1,211,704
(Increase) decrease in other assets	(9,754,649)	(4,746,992)

Changes in operating liabilities	(38,991,536)	(13,058,863)
Increase (decrease) in accounts payable related to operating income	(33,143,741)	(20,185,884)
Increase (decrease) in interest payable	4,878,909	26,594,121
Increase (decrease) in income taxes payable	(2,693,497)	(19,382,608)
Increase (decrease) in other accounts payable related to non-operating income	170,454	2,897,798
Increase (decrease) in valued added tax and other similar items	(8,203,661)	(2,982,290)

Minority interest	851	492

NET CASH PROVIDED BY OPERATING ACTIVITIES	60,862,899	72,346,630

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2009 and 2008 (figures in ThCh$ of June 30, 2009)

Note 1 - Incorporation in the Securities Register

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046 is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the “SVS”).

Note 2 - Summary of Significant Accounting Principles

a)

Accounting period

The consolidated financial statements cover the period January 1 to June 30, 2009 and are compared to the same period in 2008.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 3.0% according to the variation of the Chilean Consumer Price Index (CPI) and in addition, some minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the minority shareholders participation in income is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

	Ownership Interest
Company Name	2009			2008
	Direct	Indirect	Total	Total
ABISA CORP.	0.00	99.99	99.99	99.99
ANDINA BOTTLING INVESTMENTS S.A.	99.90	0.09	99.99	99.99
ANDINA INVERSIONES SOCIETARIAS S.A.	99.99	0.00	99.99	99.99
ANDINA BOTTLING INVESTMENTS DOS S.A.	99.90	0.09	99.99	99.99
EMBOTELLADORA DEL ATLANTICO S.A.	0.00	99.98	99.98	99.98
RIO DE JANEIRO REFRESCOS LTDA.	0.00	99.99	99.99	99.99
SERVICIOS MULTIVENDING LTDA.	99.90	0.09	99.99	99.99
TRANSPORTES ANDINA REFRESCOS LTDA.	99.90	0.09	99.99	99.99
VITAL S.A.	0.00	99.99	99.99	99.99
RJR INVESTMENTS CORP.	0.00	0.00	99.99	99.99

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to -2.3% for the period December 1, 2008 to May 31, 2009 (3.2% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.   Regarding balances subject to indexation, these have been restated by the corresponding restatement index or by the agreed upon terms.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year end exchange rates:

		2009	2008
		Ch$	Ch$
Unidades de Fomento	(UF)	20,933.02	20,252.71
United States dollars	(US$)	531.76	526.05
Argentine pesos	(AR$)	140.05	173.90
Brazilian Real	(R$)	272.47	330.45
Euro	(€$)	746.33	828.16

g)  Time deposits

Time deposits are valued at investment cost plus readjustments and accrued interest as of the end of each period.

h)

Marketable securities

Marketable securities include investments in mutual funds and investment fund quotas, valued at the period end redemption value.

i)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available for use.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

j)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of accounts receivable and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

k)

Property, plant and equipment

For companies incorporated in Chile, Property, Plant and Equipment is carried at acquisition cost plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the criteria described in Note 2m. Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of are valued at the lower of the net realizable value and book value. Estimated losses are reflected in the consolidated statement of income under other non-operating expenses.

l)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the assets.

m)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

n)

Investments in unconsolidated affiliates

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control these investments and to translate the financial statements of the foreign companies.  Assets and liabilities are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

o)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, which do not exceed of 20 years.

p)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

q)

Bonds payable

Bonds payable includes the placement of Yankee bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations, under Financial Expenses.

r)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforementioned Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

s)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 4.0% annual rate (7% for the previous year) and a capitalization period using the staff’s expected length of service to their retirement date.  Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled the required years of service.

t)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, and record that effect in operating income of the Company.

This liability is presented in other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

u)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

v)

Derivative contracts

Derivative contracts include instruments used to hedge the risk of exposure to exchange rate differences as follows:

Derivative instruments used to hedge existing items on the balance sheet are recorded at their fair values.  Unrealized losses are recognized as a charge to income and gains are deferred and included in other liabilities (current or long-term). Hedge ineffectiveness is recognized in the income statement.

Derivative instruments used to hedge forecasted transactions are recorded at their market values and the changes in their values are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in the income statements.

w)

Computer software

Corresponds to computer packages currently in use, which have a future economic benefit, and are amortized over a period equal to their useful life.

x)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

y)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, short term time deposits (less than 90 days), agreements and financial investments maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

z) Use of estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in Chile requires management to carry out estimates and assumption that affect the asset and liability figures reported and the disclosure of contingent assets and liabilities as well as income and expense figures for the period.  Actual results may differ from these estimates.

Note 3 - Accounting Changes

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

Note 4 - Marketable Securities

	Accounting value for the period ended June 30,
	2009	2008
Type of Instrument	ThCh$	ThCh$
Mutual funds	20,902,080	6,818,392
Investment funds	3,807,873	59,264,923
Total marketable securities	24,709,953	66,083,315

Accounting value for the period ended June 30, 2009
Mutual funds:
Institution	ThCh$
Fondo Mutuo BBVA	4,017,000
Fondo Mutuo Estado	1,686,000
Fondo Mutuo Itaú Corporate	3,596,409
Fondo Mutuo Santander	2,822,800
Fondo Mutuo B.Scotianbank	3,232,000
Fondo Mutuo Royal Bank of Canada	5,547,871
Balance mutual funds	20,902,080

Investment funds:
Institution	ThCh$
Dreyfus Global Fund Universal Liquidity Plus	295
Citi Institutional Liquid Reserves Limited - USA	3,807,578
Balance investment funds	3,807,873

Note 5 – Short and Long-Term Receivables

Almost all of said accounts correspond to the soft drinks category.  The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

		CURRENT
	Up to 90 days		More than 90 days up to 1 year		Subtotal
	2009	2008	2009	2008	2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	27,814,943	28,385,704	503,870	818,017	28,318,813
Allowance for doubtful accounts	0	0	0	0	(1,015,845)
Notes receivable	6,925,198	7,372,484	655,961	676,978	7,581,159
Allowance for doubtful accounts	0	0	0	0	(623,415)
Other receivables	10,577,153	15,525,881	1,111,479	1,297,640	11,688,632
Allowance for doubtful accounts	0	0	0	0	(205,448)

			LONG TERM
	Total current (net)		For the period ended June 30,
	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	27,302,968	29,203,721	0	0
Allowance for doubtful accounts	0	0	0	0
Notes receivable	6,957,744	8,049,462	392,085	0
Allowance for doubtful accounts	0	0	0	0
Other receivables	11,483,184	16,823,521	3,076,996	26,281
Allowance for doubtful accounts	0	0	0	0
Total long term receivables		3,469,081		26,281

Note 6 - Balances and Transactions with Related Companies

Receivable and payable balances with related companies correspond to the following concepts:

1)  Notes and accounts receivable.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements.

	Short Term		Long Term
	2009	2008	2009	2008
Company	ThCh$	ThCh$	ThCh$	ThCh$
Embonor S.A.	268,025	499,285	0	0
Embotelladora Coca-Cola Polar S.A.	371,041	404,696	0	0
Coca-Cola de Chile S.A.	0	0	38,079	47,267
TOTAL	639,066	903,981	38,079	47,267

2) Notes and accounts payable:

Recofarma Indústrias do Amazonas Ltda.: Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes S.R.L.: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions

Envases del Pacífico S.A.: Raw material purchases

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital S.A. to those companies, which will be realized in accordance with future deliveries

Vital Aguas S.A.:  Finished products purchases

	Short Term		Long Term
	2009	2008	2009	2008
Company	ThCh$	ThCh$	ThCh$	ThCh$
Coca-Cola de Chile S.A.	8,627,263	1,676,307	0	0
Servicios y Productos Para Bebidas Refrescantes S.R.L.	834,935	2,032,068	0	0
Envases CMF S.A.	235,724	1,212,675	0	0
Recofarma Industrias do Amazonas Ltda.	2,156,658	1,531,254	0	0
Envases Central S.A.	313,486	409,862	0	0
Envases del Pacifico S.A.	96,381	51,840	0	0
Vital Aguas S.A.	370,109	338,858	0	0
Embonor S.A.	0	0	2,215,502	2,620,416
Embotelladora Coca-Cola Polar S.A.	0	0	568,229	675,851
TOTAL	12,634,556	7,252,864	2,783,731	3,296,267

3) Transactions with related companies

The following table includes transactions with related companies that exceed ThCh$200,000.

			30-Jun-09	30-Jun-08
			Amount	Effect on income (charge) credit	Amount	Effect on income (charge) credit
Company	Relation	Transaction	ThCh$	ThCh$	ThCh$	ThCh$
Envases Central S.A	Equity Investee	Purchase of finished products	8,824,398	0	7,343,075	0
-	-	Sales of raw materials and supplies	1,106,893	262,823	777,528	52,889
Coca-Cola De Chile S.A.	Shareholder	Concentrate purchases	25,695,663	0	25,800,397	0
-	-	Payment of advertising participation	1,213,324	(1,213,324)	711,535	(711,535)
-	-	Sales of advertisement	1,749,514	0	816,896	0
Coca-Cola de Argentina S.A.	Shareholder related	Payment of advertising participation	1,676,876	(1,676,876)	1,154,048	(1,154,048)
Servicios y Productos para Bebidas Refrescantes	Shareholder	Concentrate purchases	17,899,107	0	14,643,522	0
Recofarma Industrias do Amazonas Ltda.	Shareholder related	Concentrate purchases	24,720,846	0	25,817,266	0
-	-	Payment of advertising participation	5,308,031	(5,308,031)	1,654,234	(1,654,234)
-	-	Events and others	298,241	(298,241)	0	0
Envases CMF S.A.	Equity Investee	Container purchases	4,927,531	0	5,503,608	0
-	Equity Investee	Dividend payment	2,000,000	0	2,636,800	0
Envases del Pacifico S.A.	Shareholder related	Purchase of raw materials	382,803	0	0	0
Embonor S.A.	Shareholder related	Sales of finished products	3,596,401	1,231,971	4,575,635	1,002,697
Embotelladora Iquique S.A.	Shareholder related	Sales of finished products	340,232	70,389	0	0
Embotelladoras Coca-Cola Polar S.A.	Shareholder related	Sales of finished products	2,052,618	381,062	2,736,733	293,184
Iansagro S.A.	Director in common	Purchase of sugar	6,503,207	0	8,467,973	0
BBVA Administradora General de Fondos	Shareholder related	Redemption of mutual funds	17,042,355	61,058	7,096,700	0
-	-	Investments in mutual funds	21,054,647	0	7,096,700	0
Vendomatica S.A.	Director in common	Sales of finished products	725,867	246,795	667,700	200,310

4)  Other transactions

Within the normal course of operations, the Company entered into an agreement with IANSAGRO S.A., for the future supply of sugar to cover the company’s needs, this agreement expired during the year 2009.

Note 7 – Inventories

	30-Jun-09			30-Jun-08
	Gross Value	Obsolescence provision	Net value	Gross Value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Finished products	11,614,799	(14,589)	11,600,210	13,948,707	(190,835)	13,757,872
Raw materials	11,524,298	(199,313)	11,324,985	11,037,812	(144,142)	10,893,670
Products in process	1,560,502	0	1,560,502	2,269,471	0	2,269,471
Raw materials in transit	544,716	0	544,716	736,408	(9,998)	726,410
Total	25,244,315	(213,902)	25,030,413	27,992,398	(344,975)	27,647,423

Note 8 - Deferred Taxes and Income Taxes

For the period ended June 30, 2009 the Company presented taxable retained earnings in the amount of ThCh$65,033,645 including profits with credit resulting from corporate income tax in the amount of ThCh$28,728,880 and profits without credit in the amount of ThCh$36,304,765. The previous period it did not present balances for this concept.

Short-term and long-term deferred tax assets and liabilities are shown as net balances in balance sheet.

	30-June-09
	Assets		Liabilities
	Short term	Long term	Short term	Long term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	418,310	77,855	0	0
Vacation provision	169,144	0	0	0
Production expenses	14,568	0	0	0
Depreciation of property, plant & equipment	0	40,292	163,549	5,509,185
Severance indemnities	103,163	15,641	18,047	0
Others	545,356	533,197	143	0
Provision for assets write off	128,535	662,669	0	0
Provision for labor lawsuits	0	1,788,737	0	0
Tax loss carry-forwards	478,933	0	0	0
Local bond issue expenses	0	0	0	85,063
Contingency allowance	0	297,305	0	0
Exchange rate difference (FRN Debt-Brazil)	0	0	0	10,989,783
Provision for participation in income	604,316	0	0	0
Temporary difference fiscal incentives-Brazil	0	0	0	1,590,231
Others
Complementary accounts, net of amortization	0	0	0	(1,425,404)
Total	2,462,325	3,415,696	181,739	16,748,858

	30-June-08
	Assets		Liabilities
	Short term	Long term	Short term	Long term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	153,152	43,939	0	0
Vacation provision	169,557	0	0	0
Production expenses	12,184	0	0	0
Depreciation of property, plant & equipment	0	0	161,002	6,753,788
Severance indmenities	56,097	0	29,900	225,823
Others	1,004,562	725,242	30	0
Provision for assets write off	239,495	1,237,891	0	0
Provision for labor lawsuits	0	1,598,716	0	0
Tax loss carry-forwards	4,452,184	0	0	0
Local bond issue expenses	0	0	0	145,456
Contingency allowance	0	347,592	0	0
Exchange rate difference (FRN Debt-Brazil)	0	0	0	16,850,146
Provision for participation in income	481,675	0	0	0
Temporary difference fiscal incentives-Brazil	0	0	0	0
Others
Complementary accounts, net of amortization	0	0	0	(1,881,884)
Total	6,568,906	3,953,380	190,932	22,093,329

c) The following table contains information on income taxes at each period-end.

	30-Jun-09	30-Jun-08
	ThCh$	ThCh$
Current tax expense (tax allowance)	(9,214,099)	(10,548,913)
Adjustments tax expense (previous period)	27,379	1,504,650
Deferred income tax expense/effect over assets or liabilities	(3,120,424)	(4,199,847)
Amortization of deferred income tax asset and liability complementary accounts	(195,996)	(188,006)
Other charges or credits	246,204	1,347,122
Total	(12,256,936)	(12,084,994)

Note 9 - Other Current Assets

	30-Jun-09	30-Jun-08
	ThCh$	ThCh$
Supplies	5,367,638	5,613,599
Short term bonds discount	246,456	387,425
Others	502,176	349,589
Total	6,116,270	6,350,613

Note 10 - Property, Plant and Equipment

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are geographically distributed as follows:

Chile

:

Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

a) Main components of property, plant and equipment
	Balances at June 30, 2009			Balances at June 30, 2008
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	18,680,459	0	18,680,459	18,750,940	0	18,750,940
Buildings and improvements	112,477,030	(44,972,790)	67,504,240	108,744,291	(40,839,679)	67,904,612
Machinery and equipment	269,453,141	(207,221,202)	62,231,939	252,127,287	(199,244,617)	52,882,670
Other property, plant and equipment	264,693,892	(211,400,208)	53,293,684	250,227,479	(199,602,084)	50,625,395
Technical reappraisal of property, plant & equipment	2,350,481	(717,668)	1,632,813	2,347,017	(714,218)	1,632,799
Total	667,655,003	(464,311,868)	203,343,135	632,197,014	(440,400,598)	191,796,416

b) Other property, plant and equipment
	30-Jun-09	30-Jun-08
	ThCh$	ThCh$
Containers	157,949,562	143,332,119
Refrigerating equipment, promotional items and other minor assets	62,952,461	61,350,473
Furniture and tools	8,840,538	8,849,019
Other	34,951,331	36,695,868
Total other property, plant and equipment	264,693,892	250,227,479

c) Technical reappraisal of property, plant and equipment

	Balances at June 30, 2009			Balances at June 30, 2008
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,569,096	0	1,569,096	1,567,632	0	1,567,632
Buildings and improvements	219,673	(160,663)	59,010	219,467	(161,026)	58,441
Machinery and equipment	561,712	(557,005)	4,707	559,918	(553,192)	6,726
Total	2,350,481	(717,668)	1,632,813	2,347,017	(714,218)	1,632,799

d) Depreciation for the period

Depreciation charges for the period amounted to ThCh$15,985,837 (ThCh$17,159,091 in 2008) of which ThCh$10,988,826 (ThCh$13,710,540 in 2008) are included under Operating Costs and ThCh$4,997,011 (ThCh$3,448,551 in 2008) under Sales and Administrative Expenses in the income statement.

Note 11 - Investment in Unconsolidated Affiliates

1.

Investments in unconsolidated affiliates and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years are shown in the table attached.

Company	Country	Functional	N° of Shares	Ownership Interest		Equity of companies		Income (loss) for the period
				2009	2008	2009	2008	2009	2008
		Currency		%	%	ThCh$	ThCh$	ThCh$	ThCh$
Envases CMF S.A.	Chile	Ch$	28,000	50.00%	50.00%	35,738,161	36,107,667	730,992	1,496,305
Envases Central S.A.	Chile	Ch$	1,499,398	49.91%	49.91%	5,461,555	5,072,751	(67,555)	(20,919)
Kaik Partipacoes Ltda.	Brazil	US$	16,098,919	11.32%	11.32%	9,943,559	11,251,137	990,015	(574,563)
Vital Aguas S.A.	Chile	Ch$	8,475	56.50%	56.50%	4,418,454	3,102,125	57,659	(20,958)
Holdfab Partic. Ltda.	Brazil	US$	1,283,158,339	14.73%	14.73%	44,114,995	30,120,461	2,419,087	1,246,947
Total

Company	Accrued income		Partic. in net income (loss)		Unrealized income (loss)		Accounting value of investment
	2009	2008	2009	2008	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Envases CMF S.A.	(55,682)	256,172	17,869,081	18,053,834	(997,669)	(1,079,798)	16,871,412	16,974,036
Envases Central S.A.	(43,324)	(15,895)	2,725,862	2,531,810	(257,100)	(256,859)	2,468,762	2,274,951
Kaik Partipacoes Ltda.	112,067	(65,039)	1,125,581	1,273,595	0	0	1,125,581	1,273,595
Vital Aguas S.A.	27,476	(14,604)	2,496,427	1,752,699	0	0	2,496,427	1,752,699
Holdfab Partic. Ltda.	356,377	183,699	6,498,977	4,437,316	0	0	6,498,977	4,437,316
Total			30,715,928	28,049,254	(1,254,769)	(1,336,657)	29,461,159	26,712,597

The main changes occurred in the reported periods are described below:

During an Extraordinary Shareholders’ Meeting held during April 2009, Vital S.A. decided to carry out a capital increase in the amount of ThCh$1,274,284 through the issuance of 5,000 shares of which Embotelladora Andina S.A. subscribed and paid 2,825 shares equal to ThCh$719,970.

In June, 2008 Embotelladora Andina S.A. acquired a 48% ownership interest in Embotelladoras del Sur S.A. for ThCh$776,189.  Subsequent to the acquisition Embotelladora Andina S.A. made a ThCh$84,048 loan to Embotelladoras del Sur S.A.  As of June 30, 2008 Embotelladoras del Sur S.A., presents negative shareholders’ equity amounting to ThCh$736,376 that has been provided for by Embotelladora Andina S.A. in accordance to its ownership interest.

The amounts disbursed by Embotelladora Andina S.A. in the acquisition of and loan to Embotelladoras del Sur S.A., as well as the proportionate loss recorded corresponding to the negative shareholders’ equity of the latter, were recorded as of June 30, 2008, as an intangible since the final purpose is not that of acquiring the company but that of acquiring the rights of distribution of products of the water segment that were previously marketed by Embotelladoras del Sur S.A.

As of December 31, 2008, the Company recorded under Other Non-Operating Income all of the disbursements to Embotelladoras del Sur S.A. due to the fact that it is very difficult to measure future cash flows that the distribution of the water brand Benedictino generates and also because this brand belongs to The Coca-Cola Company.

On February 12, 2009 our subsidiary in Brazil, Rio de Janeiro Refrescos Ltda. met the capital increase agreed upon by Holdfab Participacoes Ltda. Of which it holds an ownership interest of 14.732%, by payment of the amount of ThCh$193,194.

Centralli Refrigerantes S.A. shows negative equity, which has been duly provided for.

The investment in Kaik Participações Ltda. (Brazil) where Embotelladora Andina S.A. holds an indirect ownership of 11.32% has been accounted for under the equity method, since the Company has a significant influence through one of its directors, who participates in the process of setting policies, operating and financial decision-making in accordance with the ownership structure which is exclusive owned by the Coca-Cola bottlers in Brazil

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and that is recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

Envases CMF S.A. (purchase of property, plant and equipment: bottles): ThCh$(463,308) in 2009 (ThCh$(533,512) in 2008)

Vital Aguas S.A. (purchase of finished products): ThCh$(5,101) in 2009 (ThCh$(2,762) in 2008)

Envases Central S.A. (purchase of finished products): ThCh$(9,607) in 2009 (ThCh$(5,295) in 2008)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$331 million.

Note 12 - Goodwill and Negative Goodwill

Company	30-Jun-2009		30-Jun-2008
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	1,798,444	32,637,556	1,830,941	36,899,338
Embotelladora del Atlántico S.A.	1,392,965	18,848,387	1,419,348	22,044,069
Total	3,191,409	51,485,943	3,250,289	58,943,407

Note 13 - Other Long Term Assets

	30-Jun-09	30-Jun-08
	ThCh$	ThCh$
Judicial deposits (Brazil)	8,857,856	9,029,667
Transfer fiscal credits (Brazil)	5,661,798	6,730,448
Prepaid expenses	2,981,292	3,987,856
Bond issuance and placement discounts and expenses	2,666,103	2,919,270
Spare parts	2,278,887	2,609,922
Non operating assets	1,295,652	1,345,089
Others	32,741	62,445
Total	23,774,329	26,684,697

Note 14 - Short-Term and Long-Term Bank Liabilities

a) Short Term Bank Liabilities

	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		Non-indexed Ch$		TOTAL
	2009	2008	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bilbao Viscaya Argentina	0	0	0	63,861	0	63,861
Banco de Chile	0	0	0	154,449	0	154,449
Banco Galicia	1,546,880	3,635,078	0	0	1,546,880	3,635,078
Nvo Santa Fe	1,274,013	1,819,955	0	0	1,274,013	1,819,955
BBVA Frances	0	1,844,186	8,197	0	8,197	1,844,186
Total	2,820,893	7,299,219	8,197	218,310	2,829,090	7,517,529
Principal due	2,802,206	7,299,219	8,197	218,310	2,810,403	7,517,529

Annual average interest rate	16.24%	17.64%	8.64%	8.58%

Foreign currency liabilities	99.70%
Local currency liabilities	0.30%

b) Long Term Bank Liabilities (short term portion)

	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		TOTAL
	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$
Banco Alfa	114,515	143,224	114,515	143,224
Banco Votorantim (Brazil)	111,356	2,265	111,356	2,265
Total	225,871	145,489	225,871	145,489
Principal due	224,982	145,489	224,982	145,489

Annual average interest rate	10.51%	11.89%
Foreign currency liabilities	100.00%

Note 15 - Long-Term Bank Liabilities

	Currency	Years to maturity		Total long term	Annual average interest rate	Total long term
Bank or Financial Institution	or indexation adjustment	More than 1 up to 2	More than 2 up to 3	at June 30, 2009		at June 30, 2008
		ThCh$	ThCh$	ThCh$	%	ThCh$
Banco Alfa	Other currencies	105,203	0	105,203	10.79%	408,552
Banco Votorantim	Other currencies	112,544	83,869	196,413	10.22%	385,052
TOTAL		217,747	83,869	301,616		793,604
Foreign currency liabilities	100.00%

Note 16 – Long and Short-Term Bonds Payable (Promissory Notes and Bonds)

1.

Current risk rating of bonds is as follows:

Bonds issued in the US Market

A

:

Rating according to Fitch Ratings Ltd.

Bonds Issued in the Local Market

AA+

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2.

Bond repurchases.

During 2000, 2001, 2002, 2007 and 2008, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$350 million, of which US$200 million remain outstanding, which are presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At period end, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

The following table contains more information on Bonds Payable:

Instrument subscription or ID N°	Series	Current nominal value	Currency	Interest rate	Maturity date	Term		Par value		Placement in Chile or abroad
						Interest paid	Amortization period	2009	2008
Current portion of bonds payable								ThCh$	ThCh$
Yankee bonds	B	2,000,000	US$ Exchange rate	7.625%	1-Oct-27	Semiannual	Oct-2027	0	20,657	Abroad
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.5%	1-Jun-26	Semiannual	Dec-2009	4,968,938	411,493	Chile
Total current maturities								4,968,938	432,150
Long term portion of bonds payable
Yankee bonds	B	2,000,000	US$ Exchange rate	7.625%	1-Oct-27	Semiannual	Oct-2027	0	1,083,663	Abroad
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.5%	1-Jun-26	Semiannual	Dec-2009	72,896,180	77,183,078	Chile
Total long term								72,896,180	78,266,741

Note 17 - Provisions and Write-Offs

	Short term		Long term

	2009	2008	2009	2008
Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Taxation on banking transactions and social contributions (Brazil)	3,101,787	3,590,143	4,342,952	8,376,997
Staff severance indemnities	937,967	733,024	8,693,525	6,891,571
Contingencies	7,026	58,814	2,108,787	2,795,853
Others	0	0	0	353,460
TOTAL	4,046,780	4,381,981	15,145,264	18,417,881

Note 18 - Staff Severance Indemnities

	30-Jun-09	30-Jun-08
Staff Severance Indemnities	ThCh$	ThCh$
Beginning balance	9,179,042	7,340,576
Provision for the period	2,262,553	840,871
Payments	(1,810,103)	(556,852)
Ending balance	9,631,492	7,624,595

As of December 31, 2008, the Company amended the discount rate of the current value of accrued benefits by its employees from 7% to 4% in order to adapt to current market conditions.

Note 19 – Other Long Term Liabilities

	30-Jun-09	30-Jun-08
	ThCh$	ThCh$
Guaranty on containers	8,954,553	9,763,112
Participation acquisition of assets	1,599,839	3,046,434
Advertising agreements	150,810	111,985
Others	687,375	934,282
Total	11,392,577	13,855,813

Note 20 - Minority Interest

	30-Jun-09	30-Jun-08
Liabilities	ThCh$	ThCh$
Embotelladora del Atlántico S. A.	10,543	9,095
Andina Inversiones Societarias S.A.	21	19
	10,564	9,114

	30-Jun-09	30-Jun-08
Income Statement	ThCh$	ThCh$
Embotelladora del Atlántico S. A.	(850)	(490)
Andina Inversiones Societarias S.A.	(1)	(2)
	(851)	(492)

Note 21 - Changes in Shareholders’ Equity

The activity in Shareholders’ Equity, Dividend Distribution and Other Reserves is detailed in the following tables:

	30-Jun-09
	Paid in Capital	Capital revalued reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$			ThCh$	ThCh$	ThCh$
Beginning balance	236,327,716	0	9,055,154	23,201,754	(17,171,979)	94,835,957
Distribution of prior year income	0	0	0	77,663,978	17,171,979	(94,835,957)
Final dividend prior year	0	0	0	(11,279,812)	0	0
Translation adjustment reserve	0	0	(21,344,364)	0	0	0
Extraordinary dividend	0	0	0	(34,326,396)	0	0
Capital revalued	0	(5,435,543)	(208,269)	(2,137,487)	0	0
Income for the period	0	0	0	0	0	34,627,520
Interim dividend	0	0	0	0	(5,588,018)	0
Ending balance	236,327,716	(5,435,543)	(12,497,479)	53,122,037	(5,588,018)	34,627,520
Price level restated balances

	30-Jun-08
	Paid in Capital	Capital revalued reserve	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	217,013,513	0	(11,443,442)	11,171,454	(17,194,331)	81,601,944
Distribution of prior year income	0	0	0	64,407,613	17,194,331	(81,601,944)
Final dividend prior year	0	0	0	(7,288,372)	0	0
Translation adjustment reserve	0	0	5,062,516	0	0	0
Extraordinary dividend	0	0	0	(47,897,296)	0	0
Capital revalued	0	6,944,432	(366,198)	1,590,745	0	0
Income for the period	0	0		0	0	38,456,554
Interim dividend	0	0		0	(5,588,018)	0
Ending balance	217,013,513	6,944,432	(6,747,124)	21,984,144	(5,588,018)	38,456,554
Price level restated balances	223,523,918	7,152,765	(6,949,538)	22,643,668	(5,755,659)	39,610,250

Number of shares
Series	Subscribed shares	Paid in shares	Number of shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

Capital
Series	Subscribed capital	Paid in capital
	ThCh$	ThCh$
A	118,163,858	118,163,858
B	118,163,858	118,163,858

Other Reserves

Balance of Other Reserves is composed as follows:
	2009	2008
	ThCh$	ThCh$

Reserve for cumulative translation adjustments(1)	(13,650,491)	(8,101,472)
Reserve for technical reappraisal of property, plant and equipment	68,856	71,523
Other	1,084,156	1,080,411
Total	(12,497,479)	(6,949,538)

(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:
		Foreign exchange rate generated during the period	Reserve release / realized(*)
	Balance			Balance
Company	1-Jan-09	Investment		June 30, 2009
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	4,396,520	(13,527,718)	61,226	(9,069,972)
Embotelladora del Atlántico S. A.	3,297,354	(7,877,873)	0	(4,580,519)
Total	7,693,874	(21,405,591)	61,226	(13,650,491)

(*) Reserve realized resulted from dividends paid by our subsidiary Río de Janeiro Refrescos Ltda.

Note 22 - Other Non-Operating Income and Expenses

Other non-operating income during the period was as follows:	2009	2008
	ThCh$	ThCh$
Reverse provision property, plant & equipment devalued	0	4,426,045
Tax recovery prior years	0	492,007
Gain on sale of property, plant and equipment	98,645	58,528
Other income	1,189,685	220,553
Sub-total	1,288,330	5,197,133
Translation of financial statements(1)	3,245,216	445,781
Total	4,533,546	5,642,914

Other non-operating expenses during the period was as follows:
Conversion adjustment reserve realized(2)	(61,226)	(4,650,414)
Bank taxes(3)	(1,075,837)	(1,084,825)
Provision for labor and commercial lawsuits	(547,846)	(426,474)
Provision loss of investment in Centralli	(29,395)	(56,640)
Others	(530,058)	(813,438)
Total	(2,244,362)	(7,031,791)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants, which are presented as Other Non Operating Income and/or Expenses accordingly.

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. and the remittance of capital and dividend distribution by Embotelladora del Atlántico S.A. during the 2009 and 2008 period, respectively.

(3) This refers to taxes charged in the normal course of business due to banking Accounts movements in our foreign subsidiaries and are not related to the obtention of financial resources.

Note 23 - Price-Level Restatement

	Adjustment index	30-Jun-09	30-Jun-08
Assets - (charges)/credits		ThCh$	ThCh$
Inventories	CPI	(223,483)	9,387
Property, plant and equipment	CPI	(2,379,034)	3,194,657
Investments in related companies	CPI	(4,174,303)	4,651,886
Cash, Time Deposits, Marketable Securities	UF	(1,620,976)	1,190,898
Cash, Time Deposits, Marketable Securities	CPI	(265,504)	1,448,912
Short term accounts receivable from related companies	UF	(285,967)	225,395
Short term accounts receivable from related companies	CPI	(794,418)	285,456
Recoverable taxes	CPI	895	7,244
Other current assets	CPI	(217,404)	89,941
Other long term assets	UF	(7,687)	14,761
Other long term assets	CPI	(3,457)	82,701
Cost and expense accounts	CPI	(395,473)	2,267,941
Total (charges) credits		(10,366,811)	13,469,179

Liabilities - (charges)/credits
Shareholders’ equity	CPI	7,781,296	(8,414,048)
Short and long term bonds payable	UF	1,881,186	(2,343,734)
Short and long term bonds payable	CPI	0	(69,922)
Other current liabilities	UF	128,655	(227,004)
Other current liabilities	CPI	18,900	(304,445)
Other long term liabilities	CPI	56,025	(130,115)
Short term accounts receivable from related companies	UF	520,760	0
Short term accounts receivable from related companies	CPI	412,198	0
Income accounts	CPI	531,178	(2,849,148)
Total (charges) credits		11,330,198	(14,338,416)
Price-level restatement (loss ) gain		963,387	(869,237)

Note 24 - Foreign Exchange Gains/Losses

	Currency	30-Jun-09	30-Jun-08
Assets - (charges)/credits		ThCh$	ThCh$
Cash	US$	68,489	(20,497)
Time deposits	US$	(604,688)	(1,696)
Marketable securities (net)	US$	(607,976)	3,278,829
Trade accounts receivable	US$	0	460
Other debtors (net)	US$	0	43,893
Accounts receivable related companies short term	US$	(7,246,561)	1,392,911
Accounts receivable related companies short term	R$	482,077	467,715
Recoverable taxes	US$	0	85
Prepaid expenses	US$	0	216
Other current assets	US$	752,350	479,928
Other assets	US$	0	(65,508)
Total (charges)/credits		(7,156,309)	5,576,336

Liabilities - (Charges) / credits

Bonds payable	US$	0	153,870
Accounts payable	US$	100,013	(52,512)
Other creditors	US$	25	0
Notes and accounts payable related companies	US$	(407,993)	(858,373)
Provisions	US$	(6,742)	(518,988)
Income tax provision	US$	38,746	0
Prepaid income	US$	0	2,490
Bonds payable long term	US$	0	(27,315)
Total (charges) credits		(275,951)	(1,300,828)
Foreign exchange gain (loss) on income		(7,432,260)	4,275,508

Note 25 - Share and Debt Security Issue and Placement Expenses

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 16.

Bonds issued in the local market:

Debt issue costs and interest rate differences net of amortization as of the end of the period amounted to ThCh$2,912,559 and ThCh$3,306,695 in 2008.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period ended June 30, 2009 amounted to ThCh$121,525 and ThCh$199,955 in 2008.

Note 26 - Consolidated Statement of Cash Flows

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

	30-Jun-09	Maturity date	30-Jun-08	Maturity date
	ThCh$		ThCh$
Expected cash outflow
Expenses
Dividend payment	(5,588,018)	31-Jul-09	(5,755,659)	31-Jul-08
Addition to property, plant and equipment	(868,564)	15-Aug-09	(3,261,943)	15-Aug-08
Addition to property, plant and equipment	(884,051)	31-Jul-09	0
Addition to property, plant and equipment	(8,629)	30-Sep-09	0
Total expenses	(7,349,262)		(9,017,602)

Expected cash inflow
Income
Sale of property, plant and equipment	30,471	31-Jul-09	20,813	31-Jul-08
Total income	30,471		20,813
Total net	(7,318,791)		(8,996,789)

Note 27 - Derivative Contracts

Derivative contracts at June 30, 2009 were as follows:

						Hedged item or Transaction
Derivative	Contract	Value	Maturity period	Specific Item	Position Purchase / Sale	Concept	Amount
		ThCh$					ThCh$
FR	CCTE	4,808,997	3rd Quarter 2009	US$ Exchange Rate	P	Suppliers foreign currency	4,785,840
FR	CCTE	7,537,830	4th Quarter 2009	US$ Exchange Rate	P	Suppliers foreign currency	7,786,485

	Assets / Liabilities	Effect on income
Hedged Item Value	Item	Amount	Unrealized
ThCh$		ThCh$	ThCh$
0	Other current assets & liabilities	23,157	23,157
0	Other current assets & liabilities	248,655	(248,655)

Note 28 - Contingencies and Restrictions

a.

Litigation and other legal actions:

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations. Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or result of operations.

Current lawsuits and other legal actions are described below.

1)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$1,071,630 (ThCh$1,521,597 in 2008).  In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

2)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$1,006,495 (ThCh$1,187,207 in 2008).  In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

3)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$7,026 (ThCh$15,082 in 2008).   In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 200 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 3,700,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana”, as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

c.

Direct guarantees

Guarantees at June 30, 2009 are presented on the following table:

Guarantee creditor			Type of guaranty	Assets involved
	Debtor	Relation		Type	Accounting Value
					ThCh$
Aga S.A.	Embotelladora Andina S.A.	Parent company	Guaranty receipt	Agreement	0
Municipalidad de Santiago	Embotelladora Andina S.A.	Parent company	Guaranty receipt	Guaranty Receipt	0
Escuela Militar	Embotelladora Andina S.A.	Parent company	Guaranty receipt	Guaranty Receipt	0
Municipalidad de Maipu	Embotelladora Andina S.A.	Parent company	Guaranty receipt	Guaranty Receipt	0
Estado Rio De Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Mortgage	Real estate deposit	11,975,883
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	13,196,319
Aduana de Ezeiza	Embotelladora del Atlantico S.A.	Subsidiary	Guaranty insurance	Temporary export of molds	18,626

Balances pending at June 30,		Guaranty release June 30,
2009	2008	2010	2011
ThCh$	ThCh$	ThCh$	ThCh$
159,528	162,549	0	159,528
11,713	11,673	0	11,673
1,525	1,343	1,525	0
0	104,364	0	0
11,065,025	13,419,576	0	0
0	0	0	0
0	0	0	0

Note 29 - Guarantees from Third Parties

Guarantees from Third Parties at June 30, 2009 were as follows:

Guarantor	Relationship	Type of Guarantee	Amount	Currency	Transaction

Aga S.A.	Parent Company	Receipt	600,000	US$	Supplier agreement
Juan Pablo Galvez Figueroa y Cia Ltda.	Parent Company	Receipt	200,400	US$	Supplier agreement
Clientes Diversos	Subsidiary	Deposits	1,816,612	US$	Guranty over containers
Confab	Subsidiary	Mortgage	15,952,800	US$	Purchase of Rio de Janeiro Refrescos Ltda.
Ruseel W. Coffin	Subsidiary	Letter of Credit	25,151,741	US$	Purchase of Nitvitgov Refrigerantes S.A.
Mac Coke Dist. Beb.-208262	Subsidiary	Mortgage	116,538	US$	Distributor credit
Zulemar Comercio de Bebidas -264945	Subsidiary	Mortgage	133,768	US$	Distributor credit
Dist Real Cola -229628	Subsidiary	Mortgage	80,871	US$	Distributor credit
Soc. Com. Champfer-226909	Subsidiary	Mortgage	365,293	US$	Distributor credit
Motta Distribuidora de Bebidas-264314	Subsidiary	Mortgage	554,238	US$	Distributor credit
Franciscana Dist. 187645	Subsidiary	Mortgage	96,649	US$	Distributor credit
Soberana de Carmo Dist Beb- 1747544	Subsidiary	Mortgage	65,576	US$	Distributor credit
Aguiar Dist. de Bebidas- 187615	Subsidiary	Mortgage	154,234	US$	Distributor credit

Asxt Fluminense Dist. Bebidas - 257392	Subsidiary	Mortgage	141,079	US$	Distributor credit
Catering Argentina S.A.	Subsidiary	Guaranty Receipt	124,964	US$	Supplier
Ing y Ref San Martin de Tabacal Srl	Subsidiary	Guaranty Receipt	5,670,382	US$	Supplier
Compañía Azucarera Concepción	Subsidiary	Guaranty Receipt	221,989	US$	Supplier
Atanor	Subsidiary	Guaranty Receipt	901,513	US$	Supplier
Ecopreneur S.A.	Subsidiary	Guaranty Receipt	206,564	US$	Supplier

Note 30 - Local and Foreign Currency

Assets at each period end were composed of local and foreign currencies as follows:

		30-Jun-09	30-Jun-08
Current Assets	Currency	ThCh$	ThCh$

Cash	Indexed Ch$	0	639,807
-	Non-indexed Ch$	3,825,079	3,210,168
-	US$	2,777,331	151,550
-	AR$	606,089	1,209,064
-	R$	10,135,410	3,250,548
Time Deposits	Indexed Ch$	55,143,057	8,624,475
-	Non-indexed Ch$	13,125,024	22,776,618
-	R$	28,842	37,185
Marketable Securitoes (Net)	Non-indexed Ch$	20,902,080	6,818,392
-	US$	3,807,475	59,173,678
-	R$	398	91,245
Trade Accounts Receivable (Net)	Indexed Ch$	0	123,611
	Non-indexed Ch$	11,638,799	12,888,584
-	US$	714,458	698,313
-	AR$	2,031,549	1,890,707
-	R$	12,918,162	13,602,506
Notes Receivable	Non-indexed Ch$	5,015,528	5,253,350
-	AR$	305,156	595,056
-	R$	1,637,060	2,201,056
Other Debtors (Net)	Non-indexed Ch$	6,080,879	4,092,608
-	Indexed Ch$	0	956,713
-	US$	141,021	73,391
-	AR$	2,172,237	1,414,975
-	R$	3,089,047	10,285,834
Notes Receivable Related Companies	Non-indexed Ch$	639,066	903,981
Inventories	Indexed Ch$	4,220,855	2,165,150
	Non-indexed Ch$	2,961,890	4,206,984
-	US$	1,481,717	3,621,617
-	AR$	6,359,377	5,757,265
-	R$	10,006,574	11,896,407
Recoverable Taxes	Indexed Ch$	2,382,566	1,637,041
	Non-indexed Ch$	399,172	739,253
-	AR$	830,873	469,108
-	R$	224,490	205,041
Prepaid Expenses	Non-indexed Ch$	2,026,521	1,650,085
-	US$	0	127,352
-	AR$	350,730	281,984
-	R$	1,001,623	1,169,902
Deferred Taxes	Indexed Ch$	0	67,633
-	Non-indexed Ch$	381,155	710,301
-	AR$	439,686	369,780
-	R$	1,459,745	5,230,260
Other Current Assets	Indexed Ch$	0	1,521,483
-	Non-indexed Ch$	1,814,757	140,614
-	US$	742,133	454,107
-	AR$	773,805	979,999
-	R$	2,785,575	3,254,410
Property, Plant and Equipment
Property, Plant and Equipment	Indexed Ch$	95,035,938	92,820,174

-	US$	108,307,197	98,976,242
Other Assets
Investments in Related Companies	Indexed Ch$	21,836,602	21,001,686
-	R$	7,624,557	5,710,911
Investments in Other Companies	Indexed Ch$	56,016	48,592
	US$	73,568	105,518
Goodwill	Indexed Ch$	918,535	1,074,994
-	US$	50,567,408	57,868,413
Long term debtors	Indexed Ch$	3,071,192	11,352
-	AR$	5,804	14,929
	R$	392,085	0
Notes Receivable Related Companies	Indexed Ch$	38,079	47,267
Intangibles	Non-indexed Ch$	340,833	1,234,704
-	US$	304,099	309,859
Amortization	US$	(174,858)	(162,677)
Others	Indexed Ch$	0	294,045
-	Non-indexed Ch$	1,383,792	4,374,011
-	US$	(826,882)	(826,187)
-	AR$	2,886,097	3,326,302
-	R$	20,331,322	19,516,526
Total Assets	Indexed Ch$	182,702,840	131,034,023
	Non-indexed Ch$	70,534,575	68,999,653
	US$	167,914,667	220,571,176
	AR$	16,761,403	16,309,169
	R$	71,634,890	76,451,831

Note 30 - Local and Foreign Currency (continuation)

Current liabilities for the period ended June 30, 2009 and 2008, denominated in local and foreign currencies were as follows:

		Up to 90 days
		30-Jun-09		30-Jun-08
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate
Short term bank liabilities	Non-Indexed Ch$	8,197	8.64%	218,310	8.58%
-	AR$	2,820,893	16.24%	0
Long term bank liabilities	R$	0		0
Bonds payable	Indexed-Ch$	0		0
-	US$	0		0
Dividends payable	Non-Indexed Ch$	5,751,857		5,972,410
-	AR$	4,703		5,768
Accounts payable	Non-Indexed Ch$	24,209,678		21,889,440
-	US$	743,327		1,947,274
-	AR$	9,634,607		11,129,701
-	R$	9,696,592		10,304,035
-	EURO$	26,627		10,435
Other creditors	AR$	116,445		69,146
-	R$	3,727,661		6,002,774
-	US$	95,280		97,086
Notes and accounts payable related companies	Indexed-Ch$	9,642,963
-	Non-Indexed Ch$	0		3,689,541
-	AR$	834,935		2,032,068
-	R$	2,156,658		1,531,255
Provisions	Non-Indexed Ch$	944,993		748,556
-	R$	0		0
Withholdings	Non-Indexed Ch$	4,965,507		6,140,094
-	AR$	5,562,646		6,822,941
-	R$	0		0
Income taxes	Indexed-Ch$	60,182
-	Non-Indexed Ch$	40,877		5,430
-	AR$	1,857,196		1,489,003
-	R$	0		0
Unearned income	Non-Indexed Ch$	0		132
Other current liabilities	Non-Indexed Ch$	632,728		2,416,395
-	US$	0		2,179,411
Total current liabilities	Non-Indexed Ch$	36,553,837		41,080,308
	AR$	20,831,425		21,548,627
	R$	15,580,911		17,838,064
	US$	838,607		4,223,771
	Indexed-Ch$	9,703,145		0
	EURO$	26,627		10,435

		90 days to 1 year
		30-Jun-09	30-Jun-08
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate
Short term bank liabilities	Non-Indexed Ch$	0		0
-	AR$	0		7,299,219	17.64%
Long term bank liabilities	R$	225,871	10.51%	145,489	11.89%
Bonds payable	Indexed-Ch$	4,968,938	6.50%	411,493	6.50%
-	US$	0		20,657	7.63%
Dividends payable	Non-Indexed Ch$	0		0
-	AR$	0		0
Accounts payable	Non-Indexed Ch$	0		0
-	US$	0		0
-	AR$	0		0
-	R$	0		0
-	EURO$	0		0
Other creditors	AR$	41,221		45,808
-	R$	0		0
-	US$	0		0
Notes and accounts payable related companies	Indexed-Ch$	0
-	Non-Indexed Ch$	0		0
-	AR$	0		0
-	R$	0		0
Provisions	Non-Indexed Ch$	0		0
-	R$	3,101,787		3,633,425
Withholdings	Non-Indexed Ch$	0		0
-	AR$	0		0
-	R$	577,592		3,244,708
Income taxes	Indexed-Ch$	0
-	Non-Indexed Ch$	0		320,578
-	AR$	0		0
-	R$	597,872		445,687
Unearned income	Non-Indexed Ch$	0		0
Other current liabilities	Non-Indexed Ch$	0		0
-	US$	0		0
Total current liabilities	Non-Indexed Ch$	0		320,578
	AR$	41,221		7,345,027
	R$	4,503,122		7,469,309
	US$	0		20,657
	Indexed-Ch$	4,968,938		411,493
	EURO$	0		0

Note 30 - Local and Foreign Currency (continuation)

Long term liabilities at June 30, 2009 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years
		Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$		ThCh$
Long term bank liabilities	R$	301,616	10.42%	0
Bonds payabale long term	Indexed Ch$	9,112,021	6.50%	9,112,021	6.50%
Other creditos	AR$	81,215		0
Notes and accounts payable related companies	Non-indexed Ch$	2,783,731		0
Provisions	Indexed Ch$	0		0
-	Non-indexed Ch$	1,075,055		0
-	AR$	1,097,716		0
-	R$	5,354,022		0
Deferred taxes	Non-indexed Ch$	82,717		0
-	AR$	0		788,418
-	R$	11,720,675		0
-	UF	700,757		0
Other liabilities	Non-indexed Ch$	0		0
-	AR$	0		298,106
-	R$	4,103,826		0
Total long term liabilities	R$	21,480,139		0
-	Indexed Ch$	9,112,021		9,112,021
	AR$	1,178,931		1,086,524
	Non-indexed Ch$	3,941,503		0
	Indexed Ch$	700,757		0

	Currency	5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$		ThCh$
Long term bank liabilities	R$	0		0
Bonds payabale long term	Indexed Ch$	22,780,051	6.50%	31,892,087	6.50%
Other creditos	AR$	0		0
Notes and accounts payable related companies	Non-indexed Ch$	0		0
Provisions	Indexed Ch$	0		7,618,471
-	Non-indexed Ch$	0		0
-	AR$	0		0
-	R$	0		0
Deferred taxes	Non-indexed Ch$	0		40,595
-	AR$	0		0
-	R$	0		0
-	UF	0		0
Other liabilities	Non-indexed Ch$	4,307,688		0
-	AR$	2,682,957		0
-	R$	0		0
Total long term liabilities	R$	0		0
-	Indexed Ch$	22,780,051		39,510,558
	AR$	2,682,957		0

Non-indexed Ch$	4,307,688	40,595
Indexed Ch$	0	0

Long term liabilities at June 30, 2008 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years
		Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%
Long term bank liabilities	$R	793,604	10.67%	0
Long term bonds payable	Indexed Ch$	9,080,359	6.5%	9,080,359	6.5%
-	US$	0		0
Other creditors	AR$	92,810		0
Notes and accounts payable related companies	Non-indexed Ch$	3,296,267		0
Provisions	Indexed Ch$	0		0
-	Non-indexed Ch$	775,741		0
-	AR$	1,567,245		0
-	R$	9,605,605		0
Deferred taxes	Non-indexed Ch$	0		0
-	AR$	0		480,097
-	R$	17,556,842		0
Other liabilities	Non-indexed Ch$	0		0
-	AR$	0		278,998
-	R$	6,067,867		0
Total long term liabilities	R$	34,023,918		0
	Indexed Ch$	9,080,359		9,080,359
	US$	0		0
	AR$	1,660,055		759,095
	Non-indexed Ch$	4,072,008		0

	Currency	5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%
Long term bank liabilities	$R	0		0
Long term bonds payable	Indexed Ch$	22,700,899	6.5%	36,321,461	6.50%
-	US$	0		1,083,663	7.63%
Other creditors	AR$	0		0
Notes and accounts payable related companies	Non-indexed Ch$	0		0
Provisions	Indexed Ch$	0		6,469,290
-	Non-indexed Ch$	0		0
-	AR$	0		0
-	R$	0		0
Deferred taxes	Non-indexed Ch$	0		103,010
-	AR$	0		0
-	R$	0		0
Other liabilities	Non-indexed Ch$	4,997,969		0
-	AR$	2,510,979		0
-	R$	0		0
Total long term liabilities	R$	0		0
	Indexed Ch$	22,700,899		42,790,751
	US$	0		1,083,663
	AR$	2,510,979		0
	Non-indexed Ch$	4,997,969		103,010

Note 31 – Penalties

The Company has not been subject to penalties by the SVS or any other administrative authority.

Note 32 - Subsequent Events

No finanacial or other matters have occurred between the end of period and the date of preparation of these financial statements that may significantly affect the assets, liabilities, and/or results of the Company.

Note 33 – Companies subject to special regulations

The Company and its subsidiaries are not subject to special regulations.

Note 34 – Environment

Disbursements and commitments for this period related to environmental issues were according to the following table:

Name of the project associated with the disbursement	Concept for which disbursement was realized or will be realized	Accounting record: Cost of Asset/ Expense	Description of asset or expense item	Amount Disbursed	Certain or expected date of disbursement
				ThCh$
Disbursements that are part of assets
Argentina
Effluents Plant	Investments in refurbishment of Effluents Plant (in the process of execution)	Property, plant & equipment	Works in progress	199,705	1° Quarter 2009
Effluents Plant	Investments in refurbishment of Effluents Plant (in the process of execution)	Property, plant & equipment	Works in progress	520,134	2° Quarter 2009
Effluents Plant	Investments in refurbishment of Effluents Plant (in the process of execution)	Property, plant & equipment	Works in progress	586,453	3° and 4° Quarter year 2009
Total Argentina				1,306,292
Brazil
Improvements in water quality	Improvements in water quality	Cost of Asset	Ultraviolet environment desinfection system	236,591,813	4/1/2009
Improvements in water quality	Improvements in water quality	Cost of Asset	Enlargement project for capturing water from rain	2,467,372	1/8/2009
Improvements in water quality	Improvements in water quality	Cost of Asset	Enlargement project for capturing water from rain	16,309,872	3/9/2009
Improvements in water quality	Improvements in water quality	Cost of Asset	Enlargement project for capturing water from rain	17,439,154	3/1/2009
Improvements in water quality	Improvements in water quality	Cost of Asset	Water treatment capacity project	55,332,840	4/8/2009
Improvements in water quality	Improvements in water quality	Cost of Asset	Adiantamento - Ativo 3005833	(160,011,864)	9/2/2008
Improvements in water quality	Improvements in water quality	Cost of Asset	Adiantamento AF - 1100000387	1,020,723,578	6/9/2009
Total Brazil				1,188,852,765
Chile
Leak detection	Avoid contamination of underground water source	Cost of Asset	Leak detection equipment	1,320	3° and 4° Quarter year 2009
Hand Held EquipmentsVendedores (110)	Avoid printing paper	Cost of Asset	Hand Held equipment	90,422	6/12/2009
Hand Held EquipmentsVendedores (110)	Avoid printing paper	Cost of Asset	Hand Held equipment	5,454	3° and 4° Quarter year 2009
Air conditioning equipments (SA)	Avoid air pollution	Cost of Asset	Air Condition equipments	1,980	3/31/2009
Air conditioning equipments (SA)	Avoid air pollution	Cost of Asset	Air Condition equipments	1,770	3° and 4° Quarter year 2009
Replacement of air compressors	Save energy	Cost of Asset	Latest technology compressors	8,593	1/14/2009
Total Chile				109,539
Total Assets				1,190,268,596

Disbursements charged to expenses
Argentina
Ecological Island	Service of selective residue collection	Expense	Services	56,881	1° Quarter 2009
Ecological Island	Collection of residues	Expense	Services	8,609	1° Quarter 2009
Ecological Island	Crushing boxes	Expense	Services	3,501	1° Quarter 2009
Ecological Island	AE rental	Expense	Rentals	1,572	1° Quarter 2009
Effluents Plant	External analysis of effluents in Cordoba	Expense	Services	639	1° Quarter 2009
Waste Managements	Anti-spill containers and kits and signs	Expense	Materials	238	1° Quarter 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	420	1° Quarter 2009
Legal obligations	Rates / Taxes	Expense	Taxes	55	1° Quarter 2009
Legal obligations	External analysis of effluents in Cordoba	Expense	Services	414	1° Quarter 2009
Legal obligations	Emission and noise control AE and trucks Distribution Centers	Expense	Services	587	1° Quarter 2009
Travel expenses	Travel expenses to Distribution Centers	Expense	Travel expenses	113	1° Quarter 2009
Waste Managements	Desagotes CD	Expense	Services	1,260	1° Quarter 2009
Ecological Island	Service of selective residue collection	Expense	Services	55,564	2° Quarter 2009
Ecological Island	Collection of residues	Expense	Services	7,015	2° Quarter 2009
Ecological Island	Crushing boxes	Expense	Services	2,625	2° Quarter 2009
Ecological Island	AE rental	Expense	Rentals	1,572	2° Quarter 2009
Effluents Plant	External analysis of effluents in Cordoba	Expense	Services	3,959	2° Quarter 2009
Waste Managements	Anti-spill containers and kits and signs	Expense	Materials	253	2° Quarter 2009
Waste Managements	Collection of dangerous residues at distribution centers	Expense	Services	143	2° Quarter 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	420	2° Quarter 2009
Legal obligations	Rates / Taxes	Expense	Taxes	55	2° Quarter 2009
Legal obligations	External analysis of effluents in Cordoba	Expense	Services	0	2° Quarter 2009
Legal obligations	Emission and noise control AE and trucks Distribution Centers	Expense	Services	662	2° Quarter 2010
Travel expenses	Travel expenses to Distribution Centers	Expense	Travel expenses	100	2° Quarter 2009
Waste Managements	Desagotes CD	Expense	Services	1,260	2° Quarter 2009
Hydric resource	SGA-Water fountain protection campaign (CSR)	Expense	Services	771	2° Quarter 2009
Environment management systems	SGA - Maintenance audits ISO 14001	Expense	Services	1,941	2° Quarter 2009
Ecological Island	Service of selective residue collection	Expense	Services	140,061	3° and 4° Quarter year 2009
Ecological Island	Collection of residues	Expense	Services	8,395	3° and 4° Quarter year 2009
Waste Managements	Absorbent material	Expense	Materials	336	3° and 4° Quarter year 2009
Waste Managements	Containers	Expense	Materials	840	3° and 4° Quarter year 2009
Waste Managements	Anti-spill containers and kits and signs	Expense	Materials	98	3° and 4° Quarter year 2009
Effluents Plant	External analysis of effluents in Cordoba	Expense	Services	2,162	3° and 4° Quarter year 2009
Effluents Plant	Maintenance of fish habitat	Expense	Services	336	3° and 4° Quarter year 2009
Effluents Plant	Mud extraction effluents plant	Expense	Services	19,569	3° and 4° Quarter year 2009
Legal counseling	Counseling on environment legislation	Expense	Fees	1,092	3° and 4° Quarter year 2009
Waste Managements	Collection of dangerous residues at distribution centers	Expense	Services	560	3° and 4° Quarter year 2009
Travel expenses	Travel expenses to Distribution Centers	Expense	Travel expenses	919	3° and 4° Quarter year 2009
Environment management systems	SGA - Maintenance audits ISO 14001	Expense	Services	1,980	3° and 4° Quarter year 2009
Hydric resource	SGA-Water fountain protection campaign (CSR)	Expense	Services	1,260	3° and 4° Quarter year 2009
Waste Managements	Desagotes DC/ Unforeseen events	Expense	Services	1,880	3° and 4° Quarter year 2009
Total Argentina				330,117

Brazil
Interaction - Operation of Materials Treatment Area	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Interaction - Operation of Materials Treatment Area	462,730	NA
Lixo disposal	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Lixo disposal	67,185	NA
Mud disposal	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Mud disposal	3,826	NA
ETE maintenance/operation costs	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	ETE operation/maintenance costs	74,422	NA
IBAMA quarterly rate	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	IBAMA quarterly rate	827	NA
Tratamento biológico esgoto sanitário Prédio Administrativo e Industrial	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Tratamento biológico esgoto sanitário Prédio Administrativo e Industrial	4,504	NA
Collection/disposal of ambulatory residues	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Collection/disposal of ambulatory residues	883	NA
Acquisition of anaerobic mud for ETE	Verification and control of fulfillment of regulations and rules related to industrial procedures	Expense	Acquisition of anaerobic mud for ETE	8,276	NA
Environment Consultancy - Customize ETE according to FEEMA and IEMA patterns	Improvements and/or investments in production processes	Expense	Environment Consultancy - Customize ETE according to FEEMA and IEMA patterns	8,843	NA
Disposal of non-useful products	Improvements and/or investments in production processes	Expense	Disposal of non-useful products	2,910	NA
Total Brazil				634,406
Chile
AGA gasification project	Save energy	Expense	Improvement of productive process capacity	83,425	5/7/2009
Improvements in recovering condensation	Save energy	Expense	Improve energy efficiency	14,402	7/2/2009
Improvements in recovering condensation	Save energy	Expense	Improve energy efficiency	7,700	3° and 4° Quarter year 2009
Blowing equipments	Save energy	Expense	Improve energy efficiency	17,482	5/4/2009
Blowing equipments	Save energy	Expense	Improve energy efficiency	1,046	3° and 4° Quarter year 2009
Increase generating capacity-2nd stage	Save energy	Expense	Improve energy efficiency	10,639	5/26/2009
Increase generating capacity-2nd stage	Save energy	Expense	Improve energy efficiency	4,929	3° and 4° Quarter year 2009
Equipments for the increase of cold capacity	Save energy	Expense	Reduces energy consumption in the cooling process	16,076	3/24/2009
Equipments for the increase of cold capacity	Save energy	Expense	Reduces energy consumption in the cooling process	4	3° and 4° Quarter year 2009
Increase capacity of cooling equipments	Save energy	Expense	Reduces energy consumption in the cooling process	38,792	4/20/2009
Increase capacity of cooling equipments	Save energy	Expense	Reduces energy consumption in the cooling process	7,129	3° and 4° Quarter year 2009
Total Chile				201,624
Total Expenses				1,166,147

Note 35 – Time Deposits

The Company and its subsidiaries have invested in time deposits that are valued at the restated cost plus accrued interests as of the closing date of these financial statements, according to the following table:

Financial Institution	Currency	Rate	30-Jun-09	30-Jun-08
			ThCh$	ThCh$
Banco BBVA	UF	1.60%	8,159,635	0
Banco BCI	UF	2.00%	6,580,530	0
Banco BCI	UF	1.00%	4,694,900	0
Banco Chile	UF	3.20%	2,999,797	0
Banco Estado	UF	1.65%	7,744,585	0
Banco Estado	UF	0.50%	5,805,946	0
Banco HSBC	UF	2.55%	11,293,311	0
Banco Chile	UF	2.70%	3,321,366	0
Banco Itaú	Ch$	2.16%	4,335,776	0
Banco Santander	UF	2.40%	4,542,988	0
Banco Deutsche Bank	Ch$	0.60%	8,789,247	0
Banco Votorantim	R$	13.61%	28,842	37,185
Banco Chile	UF	2.00%		5,417,185
Banco Chile	UF	0.70%		3,207,290
Banco Santander	Ch$	7.32%		14,695,077
Banco BBVA	Ch$	7.26%		8,081,541
TOTAL			68,296,923	31,438,278

Note 36 – Implementation of International Accounting Standards

It is of public knowledge that the country is committed to the development of a convergence plan to fully adopt International Financial Reporting Standards (IFRS), based on a progressive calendar as from year 2009.   In accordance with the regulations established by the Chilean Institute of Accountants on this matter and what has been specifically established by circulars N°427 and N°485 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission), the Company has chosen to present its financial statements for the year ended December 31, 2009 under the current norm, including only as pro-forma information within the 2009 the financial statements, the information adjusted in accordance to international accounting standards.

Consequently, 2010 will be the first year in which the Company will perform a complete application of IFRS. The Company is developing a plan to integrally face the impacts of this change.

I.

Analysis of Results for the Second Quarter of 2009 and the Period ended June 30, 2009

All figures are expressed under Chilean GAAP and in constant Chilean pesos as of June 30, 2009, therefore all variations are in real terms over yearly inflation of 3.0% (from June 2008 through June 2009).

–

Consolidated Sales Volume for the Second Quarter amounted to 99.7 million unit cases, an increase of 3.7% during the quarter.

–

Operating Income reached Ch$21,961 million during the Second Quarter of 2009, a 0.7% decrease in real terms compared to the same period of the previous year.  Operating Margin was 13.7%.

–

Second Quarter EBITDA totaled Ch$29,886 million, a 3.2% decrease in real terms. EBITDA Margin was 18.7%.

–

Net Income for the Second Quarter of 2009 reached Ch$11,946 million.

–

Consolidated Sales Volume for the period ended June 30, 2009 totaled 219.7 million unit cases, an increase of 2.7%.

–

Consolidated Operating Income reached Ch$53,839 million during the period ended June 30, 2009, a 10.0% decrease in real terms. Operating Margin was 15.6%.

–

Consolidated EBITDA for the period ended June 30, 2009 amounted to Ch$69,824 million, a 9.3% decrease in real terms.  EBITDA Margin was 20.3%.

–

Net Income for the First Half of 2009 reached Ch$34,628 million, a decrease of 12.6%.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“During this first semester of 2009, our consolidated volumes continued with a solid grow, of approximately 3% and our prices remained stable in real terms. Our financial results were affected mainly by the devaluation of local currencies in the three countries where we operate, which had accounting effects (due to the conversion of figures from Brazil and Argentina) as well as economic effects (due to our dollar-denominated costs). We do not foresee a worsened scenario of depreciated currencies for the rest of the year and as always, we remain very enthusiastic and optimistic to face the second half of 2009.”

CONSOLIDATED SUMMARY

During the second quarter and first half of 2009, currencies on average, devaluated in the three countries where we operate affecting our US dollar denominated costs.  The Brazilian real and Argentine peso devalued with respect to the end of period closing exchange rate of the Chilean peso, resulting in a negative accounting effect over income and a positive effect over costs and expenses upon translation of figures, during the second quarter and first half of 2009

Second Quarter 2009 vs. Second Quarter 2008

Consolidated Sales Volume for the Quarter reached 99.7 million unit cases, an increase of 3.7% mainly driven by our Brazilian operation.  Soft drinks increased 4.1% while juices, waters and beer (“other categories”) altogether remained stable.

Net Sales amounted to Ch$160,208 million, a 5.3% decrease in real terms, mainly due to the negative effect upon translation of figures from Brazil and Argentina, which more than offset the increased volumes recorded during the period and the adjustment of prices to local inflations.

Cost of Sales per unit case decreased 6.0%, mainly due to the effect upon translation of figures from Brazil and Argentina and lower PET resin prices in the three countries.  This factor offset the following effects:  (i) increased costs of main raw materials due the devaluation of the three currencies during the quarter; (ii) increased concentrate costs in Brazil and Argentina due to higher prices, and (iii) increased labor costs in Argentina.

SG&A expenses decreased 12.9%, due to the effect upon translation of figures of our Brazilian and Argentine operations which more than offset the increased freight fees and labor costs in Argentina, as well as advertising investments resulting from launches during the quarter, particularly in Argentina.

Increased growth in volumes and local prices, impacts over expenses and costs and the effect upon translation of figures already explained, resulted in a Consolidated Operating Income of Ch$21,961 million, a 0.7% decrease. Operating Margin was 13.7% an increase of 60 basis points.

Finally, Consolidated EBITDA amounted to Ch$29,886 million, a 3.2% decrease. EBITDA Margin was 18.7%, an increase of 50 basis points.

First Half ended June 30, 2009 vs. First Half ended June 30, 2008

Consolidated Sales Volume amounted to 219.7 million unit cases, an increase of 2.7%.  Soft Drinks grew 2.7%, while the other categories of, Juices, Waters and Beer together increased by 2.6%. In particular, the Juices segment recorded a significant 11.7% increase.

Net Sales amounted to Ch$344,630 million, a 6.2% decrease explained by the same reasons given for the quarter.

Cost of Sales per unit case decreased 4.6% mainly due to: (i) the effect upon conversion of figures of our Brazilian and Argentine operations, (ii) lower PET resin prices in the three countries, and (iii) lower sugar prices in Chile and Argentina. The aforementioned was partially offset by: (i) devaluation of the three currencies during the semester affecting dollar denominated costs, (ii) increased concentrate costs in Brazil and Argentina due to higher prices, and (iii) increased labor costs in Argentina.

SG&A expenses decreased 12.3% due the effect upon conversion of figures of our operations in Brazil and Argentina which more than offset the increased freight fees, higher labor costs in Argentina and the advertising investment due to launches carried our during the period in Chile and Argentina.

Consolidated Operating Income amounted to Ch$53,839 million, a 10.0% decrease. Operating Margin was 15.6%.

Consolidated EBITDA amounted to Ch$69,824 million, a decrease of 9.3%. EBITDA Margin was 20.3%.

SUMMARY BY COUNTRY

CHILE

Second Quarter 2009 vs. Second Quarter 2008

During the quarter, Sales Volume amounted to 32.8 million unit cases, a 1.4% growth. Towards the end of the quarter we launched a new brand HUGO, milk and fruit juice drink. Net Sales amounted to Ch$58,430 million, reflecting a growth of 0.7% in real terms.

Cost of Sales per unit case decreased 0.8%, mainly explained by lower PET resin prices and partially offset by the average devaluation of the Chilean peso (+21%).  SG&A expenses increased 9.4% mainly explained by higher freight expenses.

Stable sales and costs and the impact upon expense already explained resulted in an Operating Income of Ch$10,245 million, a 9.3% decrease.  Operating Margin was 17.5%.

EBITDA amounted to Ch$13,812 million, a 9.1% decrease in real terms. EBITDA Margin was 23.6%.

First Half ended June 30, 2009 vs. First Half ended June 30, 2008

During the First Half, Sales Volume amounted to 72.7 million unit cases a 1.2% growth. This growth was a result of increased soft drink volumes (+1.0%) as well as an increase in the Juices and Waters segment (+2.2%).

Net Sales amounted to Ch$128,490 million, a 1.3% improvement in real terms, as a result of higher volumes and constant prices in real terms.

Cost of Sales per unit case increased 1.8%, mainly explained by the average devaluation of the Chilean peso (+26%), partially offset by lower PET resin and sugar prices.  SG&A expenses increased 3.3% mainly due to increased freight expenses and advertising investments.

Operating Income decreased 5.6% amounting to Ch$25,164 million.  Operating Margin was 19.6%.

EBITDA amounted to Ch$32,505 million, a decrease of 5.0%.  EBITDA Margin was 25.3%.

BRAZIL

The Brazilian real devalued with respect to the closing exchange rate of the Chilean peso as of June 2009, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures. Additionally, during 2009 the Brazilian real has devalued with respect to the U.S. dollar which has affected our U.S. dollar denominated costs.

Second Quarter 2009 vs. Second Quarter 2008

Sales Volume for the quarter amounted to 40.8 million unit cases, representing a 6.2% increase.  This increase was driven by the soft drinks segment (+6.8%).

Net Sales reached Ch$66,721 million, representing a decrease of 12.4%.  This decrease is explained by the negative effect upon translation of figures which more than offset the increased volumes and price adjustments in accordance with local inflation.

Cost of Sales per unit case decreased 9.4% mainly explained by the effect upon translation of figures and lower PET resin prices, offsetting the increased concentrate prices (resulting from price adjustments), aluminum and sugar prices; and the 25% average devaluation of the Brazilian real for the period.

SG&A expenses decreased 28.1% as a result of the effect upon translation of figures and decreased labor costs due to the expense rationalization that took place during the second quarter of 2008.  This was partially offset by increased freight fees.

Increased volumes and prices along with the impact upon costs, expenses and the translation of figures resulted in an Operating Income of Ch$9,299 million, representing a 2.1% decrease. Operating Margin was 13.9%.

EBITDA amounted to Ch$11,820 million, a decrease of 5.0%.   EBITDA Margin was 17.7%.

First Half ended June 30, 2009 vs. First Half ended June 30, 2008

Sales Volume amounted to 87.9 million unit cases, a 4.9% increase driven by the soft drinks segment (+5.3%).

Net Sales reached Ch$135,230 million, a 16.8% decrease, explained by the same reasons given for the quarter.

Cost of Sales per unit case decreased 11.0%, and for the same reasons set forth during the quarter, mainly due to the effect upon translation of figures and a decrease in PET resin prices, offset by increased prices of aluminum, sugar, concentrate (due to increased prices), and the 29% average devaluation of the Brazilian real during the period.

Mainly due to effect upon translation of figures, Operating Income decreased 20.4%, amounting to Ch$20,559 million. Operating Margin was 15.2%.

EBITDA amounted to Ch$25,611 million, a decrease of 19.3%.  EBITDA Margin was 18.9%.

ARGENTINA

The Argentine peso devalued with respect to the closing exchange rate of the Chilean peso as of June 2009, resulting in a negative accounting impact over income and a positive impact over costs and expenses upon translation of figures. Additionally, during 2009 the Argentine peso has devalued with respect to the U.S. dollar which has affected our U.S. dollar denominated costs.

Second Quarter 2009 vs. Second Quarter 2008

Sales Volume for the quarter increased 2.9% reaching 26.1 million unit cases. This growth resulted from an increase in soft drinks volumes (+2.1%) and the Juices and Waters categories (+62.9%).  The significant increase of the Other Categories was driven by the creation of the new Juices and Isotonic Division in Argentina (which has resulted in an increased market share in this segment from 7% to 15%) and by new launches of Powerade Mountain Blast, Aquarius (in three flavors), and Quatro Livian Pomelo.

Net Sales reached Ch$35,769 million, an increase of 0.6% explained by higher volumes and significant price adjustments in accordance with local inflation, which was almost completely offset by the negative effect upon translation of figures.

Cost of Sales per unit case decreased 6.4%, mainly explained by the effect upon translation of figures and lower sugar and PET resin prices.   This was partially offset by increased concentrate costs (resulting from higher prices), increased labor costs and the effect of the devaluation of the Argentine peso during the period (+20%).

SG&A expenses decreased 2.3% mainly due the effect upon translation of figures, which more than compensated increased salaries, freight costs and advertising investments carried out during the period as a result of new products launchings and a stronger advertising effort focused on the Juices and Isotonic segment.

Increased volumes and prices along with the effects upon costs and expense resulted in a 69.6% increase of Operating Income which amounted to Ch$3,163 million. Operating Margin was 8.8%.

EBITDA reached Ch$4,999 million, an increase of 32.6%. EBITDA Margin was 14.0%.

First Half ended June 30, 2009 vs. First Half ended June 30, 2008

Sales Volume for the First Half reached 59.1 million unit cases, an increase of 1.2%.  The Soft drinks category increased 0.8% while Juices and Waters increased 34.3%.

Net Sales reached Ch$82,069 million, representing an increase of 3.8%. This increase is explained by higher volumes and price adjustments that took place during the period, partially offset by the effect upon translation of figures.

Cost of Sales per unit case decreased 2.8%, mainly explained for the same reasons set forth during the quarter by the effect upon translation of figures and lower sugar and PET resin prices.  This was partially offset by increased concentrate costs (due to price increases), increased labor costs and the effect of the devaluation of the Argentine peso during the period (+16%).

SG&A expenses increased 10.9% mainly due to higher freight costs, increased salaries, and advertising investments.  This was partially offset by the effect upon translation of figures.

Operating Income amounted to Ch$9,760 million, a significant 14.4% increase. Operating Margin was 11.9%, 110 basis points higher than 2008.

EBITDA reached Ch$13,353 million, an increase of 9.2%.  EBITDA Margin was 16.3%.

NON-OPERATING RESULTS

First Half ended June 30, 2009 vs. First Half ended June 30, 2008

Non-Operating Results totaled a loss of (Ch$6,953) million, which compares positively to a higher accumulated loss of (Ch$8,120) million recorded during 2008. This decreased loss in the non-operating result line is best explained by:

o

Financial Expense/Income (Net):  Strongly impacted by a positive variation basically resulting from losses in financial hedging agreements that took place during 2008.

o

Price Level Restatement and Effect upon Translation of Figures: Resulted in a loss compared to a profit recorded during 2008, basically due to a decrease of the exchange rate during the period December 2008-June 2009 over the Company’s U.S. Dollar asset position.

o

Other Non Operating Income/Expenses:  Resulted in a profit compared to the previous period explained by the accounting reversals realized during 2008, against earnings from the conversion adjustment reserve as a result of dividends received from foreign subsidiaries.

Finally, net income amounted to Ch$34,628 million, representing a 12.6% decrease.

ANALYSIS OF THE BALANCE SHEET

As of June 30, 2009, the Company’s Net Cash Position amounted to US$54.8 million. Accumulated excess cash is invested in short term time deposits with top of the line banks and money markets.

During 2008 the company carried out hedge operations for a portion of its U.S. dollar-denominated investments so as to match part of the debt denominated in UFs (Unidad de Fomento*) with the financial assets. Upon maturity of these hedging operations we have converted our financial assets to UFs or to Chilean pesos, permanently reducing our balance sheet exposure to the U.S. dollar.  As a result, the Company holds 50.1% of its financial assets in UFs, 34.3% in Chilean pesos, 9.2% in Brazilian reais, 3.6% in U.S. dollars, and 2.8% in Argentine pesos. Total financial assets amounted to US$207.5 million.

Financial debt level as of June 30, 2009 amounted to US$152.7 million, 95.9% of which is UF-denominated, 3.5% in Argentine pesos, and 0.7% is in Brazilian reais.

II.

 Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

INDICATORS	Unit	June- 2009	Dec-2008	June 2008	Variance
LIQUIDITY
Current Ratio	Times	2.12	1.94	2.07	0.05
Acid Tests	Times	1.85	1.71	1.79	0.06
Working Capital	MCh$	19,095	16,649	20,881	-1,785
ACTIVITY
Investments	MCh$	26,213	65,068	31,674	(5,461)
Inventory turnover	Times	7.08	14.91	7.08	0.00
Days of inventory on hand	Days	50.82	24.15	50.84	-0.03
INDEBTEDNESS
Debt to equity ratio	%	69.54%	73.06%	83.20%	-13.66%
Short-term liabilities to total liabilities	%	44.52%	51.83%	43.01%	1.51%
Long-term liabilities to total liabilities	%	55.48%	48.17%	56.99%	-1.51%
Interest charges coverage ratio	Times	42.17	37.01	35.95	6.22
PROFITABILITY
Return over equity	%	10.84%	29.07%	13.67%	-2.83%
Return over total assets	%	6.32%	16.01%	7.30%	-0.98%
Return over operating assets	%	12.09%	32.53%	14.77%	-2.68%
Operating income	MCh$	53,838	135,458	59,815	-5,977
Operating margin	%	15.62%	16.09%	16.28%	-0.66%
EBITDA (1)	MCh$	67,201	164,871	73,490	-6,288
EBITDA margin	%	19.50%	19.58%	20.01%	-0.51%
Dividends payout ratio - Serie A shares	%	6.03%	7.67%	12.43%	-6.39%
Dividends payout ratio - Serie B shares	%	5.60%	6.96%	12.75%	-7.15%

1Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

Liquidity indicators remain stable with the composition of the short term balance as of June 30, 2009 very similar to the previous period.

Indicators of indebtedness reflect a slight decrease mainly due to the increase in Shareholders’ equity resulting from the effect of exchange rate diference over the foreign subsidiaries of the company and from the amortizations realized of the local bond.  During the period net financial expenses amounted to Ch$1,139 million and earnings before interests and taxes amounted to Ch$48,024 million, achieving an interest coverage of 42.17 times.

At the closing of the period ended June 30, 2009, operating profitability indicators were affected by the reasons explained in paragraph I.

III.

Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV.

Analysis of the Main Components of Cash Flow

	Jun-2009	Jun-2008	Variation MCh$	Variation %
	MCh$	MCh$
Operating	60,863	72,346	(11,483)	-16%
Financing	(53,533)	(65,111)	(11,578)	18%
Investment	(25,628)	(31,197)	5,569	18%
Net cash flow for the Period	(18,298)	(23,962)	5,664	24%

The Company generated negative net cash flow of MCh$18,298 during the quarter, analyzed as follows:

Operating activities generated a positive cash flow of MCh$60,863 representing a negative variation of MCh$11,483 mainly explained by higher financial income resulting from the liquidation of cross currency swap agreements during 2008 which did not occur during 2009.

Financing activities generated a negative cash flow of MCh$53,533; with a positive variation of MCh$11,578 regarding the previous year, mainly due to lower extraordinary dividend payments during 2009 regarding the previous year.

Investment activities generated a negative cash flow of MCh$25,628 with a positive variation of MCh$5,569 regarding the previous year, mainly because lesser additions to property, plant and equipment during 2009 with respect to the previous year.

V.

 Analysis Of Market Risk

Interest Rate Risk

As of June 30, 2009 and 2008, the Company held 100% of its debt obligations at fixed-rates.  Consequently, the risk fluctuation of market interest rates regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

37%

Brazilian real:

39%

Argentine peso:

24%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 30% and 35% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

********

Embotelladora Andina is among the ten largest Coca-Cola bottlers in the world, servicing franchised territories with 37 million people, delivering over 7 million liters of soft drinks, juices, and bottled waters on a daily basis. It is a stock corporation controlled in equal parts by the Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families.

In Chile, Andina has the franchise to produce and commercialize Coca-Cola products through Embotelladora Andina Chile; in Brazil through de Rio de Janeiro Refrescos; and in Argentina through Embotelladora del Atlántico. The company’s value creation proposal is to be the market leader for non-alcoholic beverages, developing an excellent relationship with the consumers of its products as well as with its employees, clients, suppliers and with Coca-Cola, its strategic partner.

This release may contain forward-looking statements reflecting Embotelladora Andina’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

Material Events

During the period between January 1, 2009 and June 30, 2009, the following material events were filed:

1.

Appointment of new General Manager of Chilean Soft Drinks Operation

The Board of Directors of Embotelladora Andina S.A. has appointed Mr. Abel Bouchon Silva as new General Manager of the Chilean Soft Drink Operation.  Mr. Bouchon will begin office on March 1, 2009.

2.

New Subsidiary Incorporated

The Board of Directors of Embotelladora Andina S.A. has agreed to incorporate a new subsidiary corporation to be engaged in the industrial and commercial areas. Its corporate capital will be Ch$10,000.000, and 99% of its capital stock will be owned by Embotelladora Andina S.A.

3.

Regular Shareholders’ Meeting

The Board of Directors of Embotelladora Andina during its regular session held February 26, 2009, resolved the following:

I.

To convene a Regular Shareholders’ Meeting for April 14, 2009, at 10:30 a.m., at the Company’s offices located at Av. Carlos Valdovinos Nº560, Borough of San Joaquín.

II.

The following matters will be discussed at the Regular Shareholders’ Meeting:

1.

The Annual Report, Balance and Financial Statements for the year 2008; as well as the Report of Independent Auditors with respect to the Financial Statements;

2.

Earnings distribution and dividend payments;

3.

Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;

4.

Renewal of the Board of Directors

5.

Determine the compensation for directors and committee members pursuant to Law N° 19,705; and the Audit Committee established by the Sarbanes Oxley Act.

6.

Appoint the Company’s independent auditors for the year 2009;

7.

Appoint the Company’s rating agencies;

8.

Report on Board agreements which took place after that last Shareholders’ Meeting, relating to operations referred to by Article 44 of Law N° 18,046; and

9.

In general, to resolve every other matter under its competency and any other matter of Company interest.

III.

Propose to the Meeting, the distribution of a final dividend, on account of the fiscal year ending December 31, 2008 (that together with the amounts already paid would complete 30% of the income for the period):

a)  Ch$14.13 (Fourteen pesos and 13/100) per Series A Shares and;

b)  Ch$15.543 (Fifteen pesos and 543/100) per Series B Shares

If the Shareholders’ Meeting approves payment of this dividend, it will be paid on account of income from the 2008 fiscal year and will be available to shareholders beginning April 30, 2009.  The Shareholders’ Registry will close on April 24, 2009 for payment of this dividend.

4.

Special Meeting of the Board of Directors

The Board of Directors during its session held March 13, 2009 agreed to the following:

Propose to the Shareholders Meeting, the distribution of an Additional Dividend Nº 166 on account of the Retained Earnings Fund.

a)  Ch$43.00 (forty three pesos) per each Series A share and;

b)  Ch$47.30 (forty seven pesos and 30/100) per each Series B share.

If approved by the Shareholders’ Meeting, this dividend will be available to shareholders beginning May 28, 2009.

The Shareholders’ Registry will close on May 22, 2009.

5.

Composition of the Board of Directors

The General Shareholders’ Meeting held April 14, 2009, approved the following, among other matters:

1.

Changes in the Board of Directors, proceeding to renew the Board as follows:

Director	Alternate Director
Juan Claro González (Chairman)	Ernesto Bertelsen Repetto
Gonzalo Said Handal (Vice Chairman)	Jose Maria Eyzaguirre Baeza
José Antonio Garcés Silva (junior)	Patricio Parodi Gil
Arturo Majlis Albala	Cristian Alliende Arriagada
Salvador Said Somavia	José Domingo Eluchans Urenda
Bryan J. Smith	Jorge Hurtado Garretón
Heriberto Urzúa Sánchez	Gonzalo Parot Palma

6.

Dividends distributed during the period ended June 30, 2009

Number	Payment Date	Ch$ per Series A Shares	Ch$ per Series B Shares
165	April 24, 2009	14.13	15.543	Final
166	May 28, 2009	43.00	47.30	Additional
167	July 30, 2009	7.00	7.70	Interim

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, Chilean GAAP
(In million constant 06/30/09 Chilean Pesos, except per share)

	06/30/2009				06/30/2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	32.8	40.8	26.1	99.7	32.3	38.4	25.4	96.1	3.7%
Soft Drink	27.6	38.3	25.5	91.5	27.0	35.8	25.0	87.9	4.1%
Mineral Water	1.4	0.5	0.2	2.1	1.4	0.6	0.2	2.3	-5.9%
Juices	3.7	1.1	0.4	5.2	3.9	0.9	0.1	4.9	5.9%
Beer	NA	0.9	NA	0.9	NA	1.0	NA	1.0	-17.0%

NET SALES	58,430	66,721	35,769	160,208	58,049	76,128	35,554	169,252	-5.3%
COST OF SALES	(33,731)	(37,717)	(21,094)	(91,830)	(33,534)	(39,230)	(21,901)	(94,186)	-2.5%
GROSS PROFIT	24,699	29,004	14,675	68,378	24,515	36,897	13,653	75,066	-8.9%
Gross Margin	42.3%	43.5%	41.0%	42.7%	42.2%	48.5%	38.4%	44.4%
SELLING AND ADMINISTRATIVE EXPENSES	(14,454)	(19,705)	(11,512)	(45,671)	(13,215)	(27,402)	(11,788)	(52,406)	-12.9%
CORPORATE EXPENSES (4)	0	0	0	(746)	0	0	0	(534)	39.7%
OPERATING INCOME	10,245	9,299	3,163	21,961	11,300	9,495	1,865	22,127	-0.7%
Operating Margin	17.5%	13.9%	8.8%	13.7%	19.5%	12.5%	5.2%	13.1%
EBITDA (1)	13,812	11,820	4,999	29,886	15,193	12,439	3,771	30,869	-3.2%
Ebitda Margin	23.6%	17.7%	14.0%	18.7%	26.2%	16.3%	10.6%	18.2%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(946)				(11,259)	-91.6%
RESULTS FROM AFFILIATED				67				45	48.6%
AMORTIZATION OF GOODWILL				(1,588)				(1,625)	-2.3%
OTHER INCOME/(EXPENSE)				2,935				(4,344)	-167.5%
PRICE LEVEL RESTATEMENT (3)				(4,978)				16,286	-130.6%
NON-OPERATING RESULTS				(4,511)				(897)	402.7%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				17,450				21,229	-17.8%

INCOME TAXES				(5,503)				(3,088)	78.2%
MINORITY INTEREST				(0)				0	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				11,946				18,141	-34.1%
Net Margin				7.5%				10.7%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				15.7				23.9
EARNINGS PER ADS				94.3				143.2	-34.1%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, Chilean GAAP
(In million nominal US$, except per share)

	Exch. Rate :	$ 531.76			Exch. Rate :	$ 526.05

	06/30/2009				06/30/2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	32.8	40.8	26.1	99.7	32.3	38.4	25.4	96.1	3.7%
Soft Drink	27.6	38.3	25.5	91.5	27.0	35.8	25.0	87.9	4.1%
Mineral Water	1.4	0.5	0.2	2.1	1.4	0.6	0.2	2.3	-5.9%
Juices	3.7	1.1	0.4	5.2	3.9	0.9	0.1	4.9	5.9%
Beer	NA	0.9	NA	0.9	NA	1.0	NA	1.0	-17.0%

NET SALES	109.9	125.5	67.3	301.3	107.1	140.5	65.6	312.4	-3.6%
COST OF SALES	(63.4)	(70.9)	(39.7)	(172.7)	(61.9)	(72.4)	(40.4)	(173.8)	-0.7%
GROSS PROFIT	46.4	54.5	27.6	128.6	45.2	68.1	25.2	138.5	-7.2%
Gross Margin	42.3%	43.5%	41.0%	42.7%	42.2%	48.5%	38.4%	44.4%
SELLING AND ADMINISTRATIVE EXPENSES	(27.2)	(37.1)	(21.6)	(85.9)	(24.4)	(50.6)	(21.8)	(96.7)	-11.2%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(1.4)	0.0	0.0	0.0	(1.0)	42.3%
OPERATING INCOME	19.3	17.5	5.9	41.3	20.9	17.5	3.4	40.8	1.1%
Operating Margin	17.5%	13.9%	8.8%	13.7%	19.5%	12.5%	5.2%	13.1%
EBITDA (1)	26.0	22.2	9.4	56.2	28.0	23.0	7.0	57.0	-1.4%
Ebitda Margin	23.6%	17.7%	14.0%	18.7%	26.2%	16.3%	10.6%	18.2%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(1.8)				(20.8)	-91.4%
RESULTS FROM AFFILIATED				0.1				0.1	51.4%
AMORTIZATION OF GOODWILL				(3.0)				(3.0)	-0.4%
OTHER INCOME/(EXPENSE)				5.5				(8.0)	-168.8%
PRICE LEVEL RESTATEMENT (3)				(9.4)				30.1	-131.1%
NON-OPERATING RESULTS				(8.5)				(1.7)	412.2%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				32.8				39.2	-16.2%

INCOME TAXES				(10.3)				(5.7)	81.6%
MINORITY INTEREST				(0.0)				0.0	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				22.5				33.5	-32.9%
Net Margin				7.5%				10.7%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.03				0.04
EARNINGS PER ADS				0.18				0.26	-32.9%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, Chilean GAAP
(In million constant 06/30/09 Chilean Pesos, except per share)
	06/30/2009				06/30/2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	72.7	87.9	59.1	219.7	71.8	83.8	58.3	214.0	2.7%
Soft Drink	61.2	82.5	57.9	201.6	60.6	78.4	57.5	196.4	2.7%
Mineral Water	3.9	1.2	0.4	5.5	4.0	1.5	0.6	6.1	-9.1%
Juices	7.6	2.1	0.7	10.4	7.3	1.8	0.2	9.3	11.7%
Beer	NA	2.1	NA	2.1	NA	2.1	NA	2.1	-3.8%

NET SALES	128,490	135,230	82,069	344,630	126,852	162,561	79,062	367,348	-6.2%
COST OF SALES	(73,666)	(76,265)	(46,699)	(195,472)	(71,483)	(81,727)	(47,443)	(199,527)	-2.0%
GROSS PROFIT	54,823	58,965	35,370	149,158	55,369	80,833	31,618	167,821	-11.1%
Gross Margin	42.7%	43.6%	43.1%	43.3%	43.6%	49.7%	40.0%	45.7%
SELLING AND ADMINISTRATIVE EXPENSES	(29,660)	(38,406)	(25,610)	(93,676)	(28,724)	(54,991)	(23,084)	(106,799)	-12.3%
CORPORATE EXPENSES (4)	0	0	0	(1,644)	0	0	0	(1,207)	36.2%
OPERATING INCOME	25,164	20,559	9,760	53,839	26,645	25,843	8,535	59,815	-10.0%
Operating Margin	19.6%	15.2%	11.9%	15.6%	21.0%	15.9%	10.8%	16.3%
EBITDA (1)	32,505	25,611	13,353	69,824	34,225	31,728	12,229	76,974	-9.3%
Ebitda Margin	25.3%	18.9%	16.3%	20.3%	27.0%	19.5%	15.5%	21.0%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				21				(7,231)	100.3%
RESULTS FROM AFFILIATED				397				344	15.3%
AMORTIZATION OF GOODWILL				(3,191)				(3,250)	-1.8%
OTHER INCOME/(EXPENSE)				2,289				(1,835)	-224.8%
PRICE LEVEL RESTATEMENT (3)				(6,469)				3,852	-267.9%
NON-OPERATING RESULTS				(6,953)				(8,120)	-14.4%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				46,885				51,696	-9.3%

INCOME TAXES				(12,257)				(12,085)	1.4%
MINORITY INTEREST				(1)				(0)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				34,628				39,610	-12.6%
Net Margin				10.0%				10.8%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				45.5				52.1
EARNINGS PER ADS				273.3				312.6	-12.6%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, Chilean GAAP
(In million nominal US$, except per share)
	Exch. Rate :	$ 531.76		Exch. Rate :		$ 526.05

	06/30/2009				06/30/2008
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	72.7	87.9	59.1	219.7	71.8	83.8	58.3	214.0	2.7%
Soft Drink	61.2	82.5	57.9	201.6	60.6	78.4	57.5	196.4	2.7%
Mineral Water	3.9	1.2	0.4	5.5	4.0	1.5	0.6	6.1	-9.1%
Juices	7.6	2.1	0.7	10.4	7.3	1.8	0.2	9.3	11.7%
Beer	NA	2.1	NA	2.1	NA	2.1	NA	2.1	-3.8%

NET SALES	241.6	254.3	154.3	648.1	234.1	300.0	145.9	678.0	-4.4%
Rev. Per UC	3.3	2.9	2.6	3.0	3.3	3.6	2.5	3.2
COST OF SALES	(138.5)	(143.4)	(87.8)	(367.6)	(131.9)	(150.8)	(87.6)	(368.2)	-0.2%
GROSS PROFIT	103.1	110.9	66.5	280.5	102.2	149.2	58.4	309.7	-9.4%
Gross Margin	42.7%	43.6%	43.1%	43.3%	43.6%	49.7%	40.0%	45.7%
SELLING AND ADMINISTRATIVE EXPENSES	(55.8)	(72.2)	(48.2)	(176.2)	(53.0)	(101.5)	(42.6)	(197.1)	-10.6%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(3.1)	0.0	0.0	0.0	(2.2)	38.8%
OPERATING INCOME	47.3	38.7	18.4	101.2	49.2	47.7	15.8	110.4	-8.3%
Operating Margin	19.6%	15.2%	11.9%	15.6%	21.0%	15.9%	10.8%	16.3%
EBITDA (1)	61.1	48.2	25.1	131.3	63.2	58.6	22.6	142.1	-7.6%
Rev. Per UC	0.8	0.5	0.4	0.6	0.9	0.7	0.4	0.7
Depreciación	13.8	9.5	6.8	30.1	14.0	10.9	6.8	31.7
CAPEX	23.4	18.7	7.2	49.3	30.2	24.1	4.1	58.5
Capex/dep	1.70	1.96	1.06	1.64	2.16	2.22	0.60	1.85
Ebitda Margin	25.3%	18.9%	16.3%	20.3%	27.0%	19.5%	15.5%	21.0%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				0.0				(13.3)	100.3%
RESULTS FROM AFFILIATED				0.7				0.6	17.5%
AMORTIZATION OF GOODWILL				(6.0)				(6.0)	0.0%
OTHER INCOME/(EXPENSE)				4.3				(3.4)	-227.1%
PRICE LEVEL RESTATEMENT (3)				(12.2)				7.1	-271.1%
NON-OPERATING RESULTS				(13.1)				(15.0)	-12.7%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF NEGATIVE GOODWILL AND MINORITY INTEREST				88.2				95.4	-7.6%

INCOME TAXES				(23.0)				(22.3)	3.3%
MINORITY INTEREST				(0.0)				(0.0)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				65.1				73.1	-10.9%
Net Margin				10.0%				10.8%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.09				0.10
EARNINGS PER ADS				0.51				0.58	-10.9%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Consolidated Balance Sheet
(In million constant 06/30/09 Chilean Pesos)

ASSETS	06/30/2009	06/30/2008	%Ch	LIABILITIES & SHAREHOLDERS' EQUITY	06/30/2009	06/30/2008	%Ch

Cash + Time deposits + market. Securit.	110,351	105,983	4.1%	Short term bank liabilities	2,829	7,518	-62.4%
Account receivables (net)	46,383	54,981	-15.6%	Current portion of long term bank liabilities	226	145	0.0%
Inventories	25,030	27,647	-9.5%	Current portion of bonds payable	4,969	432	1049.8%
Other current assets	15,613	19,008	-17.9%	Trade accounts payable and notes payable	66,683	64,727	3.0%
Total Current Assets	197,377	207,619	-4.9%	Other liabilities	18,341	27,446	-33.2%
				Total Current Liabilities	93,048	100,268	-7.2%
Property, plant and equipment	667,655	632,197	5.6%
Depreciation	(464,312)	(440,401)	5.4%	Long term bank liabilities	302	794	-62.0%
Total Property, Plant, and Equipment	203,343	191,796	6.0%	Bonds payable	72,896	78,267	-6.9%
				Other long term liabilities	42,736	53,803	-20.6%
Investment in related companies	29,461	26,713	10.3%	Total Long Term Liabilities	115,934	132,863	-12.7%
Investment in other companies	130	154	-15.9%
Goodwill	51,486	58,943	-12.7%	Minority interest	11	9	15.8%
Other long term assets	27,752	28,140	-1.4%
Total Other Assets	108,828	113,950	-4.5%	Stockholders' Equity	300,556	280,225	7.3%

TOTAL ASSETS	509,548	513,366	-0.7%	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	509,548	513,366	-0.7%

Financial Highlights
(In million constant 06/30/09 Chilean Pesos)

ADDITIONS TO FIXED ASSETS	06/30/2009	06/30/2008		DEBT RATIOS	06/30/2009	06/30/2008

Chile	12,463	16,382		Financial Debt / Total Capitalization	0.21	0.24
Brazil	9,925	13,076		Financial Debt / EBITDA L12M	0.49	0.55
Argentina	3,825	2,216		EBITDA L12M / Interest Expense (net) L12M	19.13	22.61
	26,213	31,674		L12M: Last twelve months

* As of June 30, 2009, the Company registered a positive net cash position of US$ 55 million. Total debt amounted to US$ 153 million.
Total Cash amounted to US$ 208 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, September 2, 2009